Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

by and between

SUPPORTSOFT, INC.

as Seller

and

CONSONA CORPORATION

as Buyer

Dated as of April 5, 2009

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5.	Certain Covenants		32
	5.1	Access and Information	32
	5.2	Conduct of the Business	33
	5.3	Proxy Statement	35
	5.4	Stockholders’ Meeting	36
	5.5	Tax Reporting and Allocation of Consideration	36
	5.6	Business Employees	37
	5.7	Commercially Reasonable Efforts	39
	5.8	Contacts with Suppliers and Customers	39
	5.9	Mutual Non-Solicitation of Employees	39
	5.10	No Negotiation or Solicitation of Competing Transactions	40
	5.11	Seller Consents	41
	5.12	Required Notices	41
6.	Confidential Nature of Information		41
	6.1	Confidentiality Agreement	41
	6.2	Seller’s Confidential Information	42
	6.3	Buyer’s Confidential Information	43
	6.4	Confidential Nature of this Agreement and Collateral Agreements	43
7.	Closing		44
	7.1	Deliveries by Seller	44
	7.2	Deliveries by Buyer	45
	7.3	Closing Date	45
	7.4	Contemporaneous Effectiveness	45
8.	Conditions Precedent to Closing		46
	8.1	General Conditions	46
	8.2	Conditions Precedent to Buyer’s Obligations	46
	8.3	Conditions Precedent to Seller’s Obligations	47
9.	Status of Agreement		47
	9.1	Survival of Representations and Warranties	47
	9.2	General Agreement to Indemnify	48
	9.3	General Procedures for Indemnification	50
10.	Miscellaneous Provisions		52
	10.1	Notices	52
	10.2	Expenses	53
	10.3	Entire Agreement	53
	10.4	Assignment; Binding Effect; Severability	53
	10.5	Governing Law	53
	10.6	Specific Enforcement	53
	10.7	Waiver of Jury Trial	54
	10.8	Execution in Counterparts	54
	10.9	Public Announcement	54
	10.10	No Third-Party Beneficiaries	54
11.	Termination, Waiver and Amendment		55
	11.1	Termination	55
	11.2	Termination Fee	56
	11.3	Effect of Termination	56
	11.4	Waiver of Agreement	56
	11.5	Amendment of Agreement	57

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SCHEDULES

Schedule 1.1(a)	Permitted Encumbrances
Schedule 1.1(b)	Products
Schedule 1.1(c)	Foreign Buyers
Schedule 2.1(a)	Purchased Intellectual Property
Schedule 2.1(b)	Purchased Contracts
Schedule 2.1(c)	Assumed Leases
Schedule 2.1(d)	Purchased Equipment
Schedule 2.2(a)	Excluded Intellectual Property
Schedule 2.2(d)	Excluded Contracts
Schedule 2.2(f)	Excluded Equipment
Schedule 2.2(l)	Excluded Causes of Action
Schedule 2.3(b)	Sample Interim Payment Adjustment Calculations
Schedule 2.3(d)	Interim Payment Customers
Schedule 3.1(b)	Selling Subsidiaries
Schedule 3.4(b)	Seller Consents
Schedule 3.5(c)	Other Assets
Schedule 3.8(a)	Compliance with Laws
Schedule 3.8(b)	Litigation
Schedule 3.9(a)	Business Employees
Schedule 3.9(b)	Employment Arrangements
Schedule 3.9(c)	Benefit Plans
Schedule 3.10(a)	Certain Contracts
Schedule 3.10(b)	Purchased Contracts with Defaults
Schedule 3.11(c)	Certain Events
Schedule 3.11(e)	Receivables
Schedule 3.12(a)	Intellectual Property
Schedule 3.12(b)	Intellectual Property Matters
Schedule 3.12(d)	Intellectual Property Claims
Schedule 3.12(e)	Provision of Source Code
Schedule 3.14	Customers and Suppliers
Schedule 3.15	Affiliated Transactions
Schedule 3.20	Warranty and Product Liability Claims
Schedule 4.4(b)	No Violations
Schedule 5.2	Exceptions to Seller’s Conduct of the Business
Schedule 8.2(d)	Terminated Encumbrances

EXHIBITS

Exhibit A	Form of Assignment and Bill of Sale
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Domain Name Assignment
Exhibit D	Form of India Sublease
Exhibit E	Form of Intellectual Property License Agreement

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Exhibit F	Form of Lease Assignment Agreement
Exhibit G	Form of Patent Assignment Agreement
Exhibit H	Form of Redwood City License
Exhibit I	Form of Trademark Agreement
Exhibit J	Form of Trademark Assignment Agreement
Exhibit K	Form of Transition Services Agreement

-iv-

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of this 5th day of April, 2009 by and between SupportSoft, Inc., a Delaware corporation (“Seller” or “SupportSoft”) and Consona Corporation, a Delaware corporation (“Buyer” or “Consona”).

R E C I T A L S

A. Seller and the Selling Subsidiaries (as hereinafter defined) are, among other things, engaged in the business of designing, developing, selling, licensing, marketing, distributing, maintaining and supporting the Products (as defined below) (the “Business”);

B. The Business is composed of certain assets and liabilities that are currently owned by or licensed to Seller or a Selling Subsidiary or in respect of which Seller or a Selling Subsidiary is currently obligated, as the case may be; and

C. The Boards of Directors of Buyer, Seller and each Selling Subsidiary have approved, and deem it advisable and in the best interests of its respective stockholders for (i) Seller and the Selling Subsidiaries to sell, transfer and assign to Buyer (and the Foreign Buyers, as applicable), and Buyer (and the Foreign Buyers, as applicable) to purchase from Seller and the Selling Subsidiaries, the Purchased Assets (as hereinafter defined), (ii) Seller and the Selling Subsidiaries to assign, and Buyer (and the Foreign Buyers, as applicable) to assume, the Assumed Liabilities (as hereinafter defined), and (iii) Seller and/or one or more of the Selling Subsidiaries and Buyer (and/or one or more of the Foreign Buyers, as applicable) to enter into the Assignment and Bill of Sale, the Assumption Agreement, the Domain Name Assignment, the Intellectual Property License Agreement, each Lease Assignment, the Patent Assignment Agreement, the Trademark Agreement, the Trademark Assignment Agreement, the Redwood City License, the India Sublease and the Transition Services Agreement (each as hereinafter defined and collectively, the “Collateral Agreements”), in each case as more fully described and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.	Definitions

1.1	Defined Terms

For the purposes of this Agreement the following words and phrases shall have the following meanings:

“Affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person. As used herein, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Assignment and Bill of Sale” means the Assignment and Bill of Sale in the form attached hereto as Exhibit A.

“Assumed Leases” means the Leases that are listed on Schedule 2.1(c) to be assumed by Buyer (or, at the discretion of Buyer, a Foreign Buyer) pursuant to a Lease Assignment.

“Assumption Agreement” means the Assumption Agreement in the form attached hereto as Exhibit B.

“Benefit Plan” means each Pension Plan, Welfare Plan and any other employment, bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock purchase, phantom stock, performance, retirement, thrift, savings, stock bonus, excess benefit, supplemental unemployment, paid time off, perquisite, fringe benefit, vacation, sick leave, severance, disability, death benefit, hospitalization, medical, dental, life insurance, welfare benefit or other plan, program or arrangement (whether written or unwritten), in each case, maintained or contributed to, or required to be maintained or contributed to, by Seller or any of its ERISA Affiliates for the benefit of any present or former consultants or employees of the Business.

“Benefits Liabilities” means, with respect to any Benefit Plan, any and all Liabilities (including any claims), whenever or however arising, including all costs and expenses relating thereto, and including those debts, liabilities and obligations arising under law, rule, regulation, permits, action or proceeding before any court or regulatory agency or administrative agency, order or consent decree or any award of any arbitrator of any kind, and those arising under contract, commitment or undertaking.

“Board” means the Board of Directors of Seller.

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the States of New York or California or any other day on which banking institutions are not required to be open in the States of New York or California.

“Business Employees” means (i) all employees of Seller and the Selling Subsidiaries exclusively engaged in the operation or conduct of the Business, as listed on Schedule 3.9(a)(i), and (ii) the other employees of Seller and the Selling Subsidiaries engaged in the operation or conduct of the Business that are listed on Schedule 3.9(a)(ii).

“Business Records” means (A) all books, records (including Software records), reports, ledgers and files or other similar information (in any form or medium) maintained by or on behalf of Seller or the Selling Subsidiaries exclusively related to, or exclusively used in, the operation or conduct of the Business, including purchasing materials and records, manufacturing and litigation files and customer data exclusively related to, or exclusively used in, the operation or conduct of the Business, but in each case excluding any Excluded Records; and (B) copies of all other books, records (including Software records), reports, ledgers and files or other similar information (in any form or medium) maintained by or on behalf of Seller or the Selling Subsidiaries necessary for the conduct of the Business and directly related to (or otherwise necessary for) the sale, marketing and distribution of the Products, including Purchased Customer Data, product documentation, product specifications, purchasing and sale records, invoices, credit records, price lists, customer lists, vendor lists (to the extent the vendor supplies Software or services used in the Products) mailing lists, warranty information, marketing requirement documents, catalogs, sales promotion literature, advertising materials, brochures, records of operation, standard forms of documents, quality control records and procedures, research and development files and materials, data and laboratory books, invention disclosures, media materials and plates, product (including any related Software) release orders, research materials and product testing reports, in each case to the extent related to the sale, marketing or distribution of the Products.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq., as amended.

“Closing” means the closing of the transactions described in Article 7.

“Closing Date” means the date of the Closing as determined pursuant to Section 7.3.

“COBRA” means Section 4980B of the Code and the regulations issued thereunder.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the agreement between Seller and Buyer dated January 13, 2009.

“Confidential Information” means any non-public, proprietary information, regardless of the form in which it was or is created, stored, reproduced or disclosed, including Trade Secrets, know-how, Software, technical information, business information, financial information, marketing plans, business strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, data, product and services roadmap information, strategic planning information and other non-public, proprietary information.

“Contract” means any legally binding contract, agreement, license, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage or other arrangement, whether written or oral.

“Copyrights” means all: copyrights, whether in published or unpublished works, which include literary works, musical works, dramatic works, pantomimes and choreographic works, pictorial, graphic and sculptural works, motion pictures and other audiovisual works, sound recordings, architectural works, Software and any other original works of authorship fixed in any tangible medium of expression (in whatever form now or hereafter existing); rights in databases and data collections; mask work rights; rights to compilations and collective works; rights to derivative works of any of the foregoing; and, registrations and applications for registration for any of the foregoing and any renewals or extensions of such registrations.

“Domain Name Assignment” means the Domain Name Assignment in substantially the form attached hereto as Exhibit C.

“Domain Names” means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

“Encumbrance” means any lien (statutory or other), claim, charge, security interest, mortgage, pledge, easement, encumbrance, charge or other security interest or matter affecting title, preemptive right, existing or claimed right of first refusal, right of first offer, right of consent, put right, default, covenant or similar right or restriction or other adverse claim of any kind or nature whatsoever (including any conditional sale or other title retention agreement or other similar restriction or right) affecting the Purchased Assets.

“Equipment” means all (a) computers, servers, phones, cellular phones, desks, chairs, tables, copy machines, fax machines, modems and routers, (b) hardware, databases and database systems, (c) tangible embodiments of Software and other Confidential Information, and (d) other tangible personal property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other Person under common control with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contracts” means the Contracts listed on Schedule 2.2(d).

“Excluded Equipment” means all Equipment that is listed on Schedule 2.2(f).

“Excluded Records” means (i) any Tax, financial, accounting, personnel, medical or human resources records, (ii) any organizational documents, minute books, including stockholder and board of director resolutions, stock ledgers and stock records, and (iii) any books, records (including software records), reports, ledgers and files or other similar information (in any form or medium), each to the extent (A) any applicable Law prohibits their transfer or (B) Seller or any Affiliate of Seller is required by Law to retain.

“Excluded Records Breach” means any breach or inaccuracy of the representations and warranties set forth in Section 3.5(c) to the extent that such breach or inaccuracy could have been cured by the identification of an Excluded Record on Schedule 3.5(c).

“Excluded Taxes” means, subject to Section 2.7(a), any Liability for any Taxes for any Pre-Closing Tax Period relating to the Purchased Assets or Seller’s operation and conduct of the Business.

“Foreign Buyers” means the wholly owned foreign subsidiaries of Buyer listed on Schedule 1.1(c), or to be formed by Buyer prior to the Closing Date.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Body” means any legislative, executive or judicial unit of any governmental entity (foreign, federal, state or local) or any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

“Governmental Permits” means all governmental permits and licenses, certificates of inspection, approvals or other authorizations.

“Indebtedness” means with respect to any Person, any obligations (including, without limitation, principal, premium, accrued interest, reimbursement or indemnity obligations, bonds, guarantees, financing arrangements, prepayment and other penalties, breakage fees, sale or liquidity participation amounts commitment and other fees and related expenses) and all other amounts payable in connection therewith (a) with respect to indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (b) obligations for checks, drafts or similar instruments, and (c) any amounts owed to Affiliates of such Person, together with any guarantee of any item that would constitute Indebtedness under the foregoing.

“India Sublease” means the Agreement of Sublease (Bangalore Property) in substantially the form attached as Exhibit D.

“Intellectual Property” means Copyrights, Domain Names, Patents, Trademarks and Trade Secrets and any other intellectual property rights recognized by any Governmental Body, including the right to sue for past, present and future infringement, misappropriation or other violation thereof.

“Intellectual Property License Agreement” means the Intellectual Property License Agreement in the form attached hereto as Exhibit E.

“IRS” means the U.S. Internal Revenue Service.

“knowledge of Seller” or “to Seller’s knowledge” or similar words or phrases relating to awareness or knowledge of Seller means the actual knowledge of the following officers of Seller: Chief Executive Officer; Chief Financial Officer; General Counsel; Executive Vice President, Enterprise; Senior Vice President, Global Services; and Vice President, Engineering.

“Law” means any national, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any country, territory, domestic or foreign state, prefecture, province, commonwealth, city, county, municipality, or of any Governmental Body.

“Lease” means the lease for any of the Transferred Premises.

“Lease Assignment” means each assignment agreement with respect to a Lease in substantially the form attached hereto as Exhibit F.

“Liability” means any direct or indirect debt, liability or other obligation of any kind or character, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted, or known or unknown.

“Licensed Intellectual Property” means the Intellectual Property licensed to Buyer pursuant to the Intellectual Property License Agreement.

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or is reasonably likely to be, either individually or when aggregated with all other changes, effects, events, occurrences or states of facts, materially adverse to (i) the business, condition (financial or other) or results of operations of the Business, (ii) the Purchased Assets or Assumed Liabilities, or (iii) Seller’s ability to consummate the transactions contemplated by this Agreement, in each case other than any change, effect, event, occurrence or state of facts (A) resulting from conditions in the United States or foreign economies, banking or securities markets, (B) resulting from conditions in the industry in which the Business operates in general and not specifically relating to the Business, (C) resulting from changes or developments in international, national, regional, state or local wholesale or retail markets for any product that has similar specification as the Products, including enhancements, modifications, evolutions or combinations of or with such products, including those due to actions by competitors, (D) resulting from the announcement or pendency of the transactions contemplated by this Agreement (including any action or inaction by the customers, suppliers, distributors, employees or competitors of Seller or any Selling Subsidiary resulting from the announcement or pendency of the transactions contemplated by this Agreement or from any action by Buyer related to such transactions, including its decision whether or not to employ any or all of the Business Employees) (E) any failure to meet any projections, budgets, plans or forecasts for any products, (F) the undertaking, performance or observance of the obligations contemplated by this Agreement or the failure to take any action as a result of restrictions or other prohibitions set forth in this Agreement, (G) changes in GAAP or any Law, or (H) resulting from Buyer’s failure to consent to Seller’s request to take an action prohibited or omit to take any action required by Section 5.2.

“New India Lease” has the meaning given to it in Schedule 2.1(c).

“Patent Assignment Agreement” means the Patent License Agreement in the form attached hereto as Exhibit G.

“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Body, including all patent applications, provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing.

“Pension Plan” means each “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA).

“Permitted Encumbrances” means any (i) liens for Taxes, assessments and other governmental charges, liens of landlords, carriers, warehousemen, mechanics or materialmen incurred in the ordinary course of business, in each case for sums not yet due and payable or due but not delinquent or for sums being contested in good faith by appropriate proceedings, (ii) liens incurred or deposits made in the ordinary course of the Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure statutory and other similar obligations, and (iii) the encroachments set forth on Schedule 1.1(a).

“Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, or any Governmental Body.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Products” means all versions and releases of the Software products identified on Schedule 1.1(b).

“Purchased Contracts” means (i) the Contracts (other than Excluded Contracts) to which Seller or a Selling Subsidiary is a party and exclusively related to, or exclusively used or exclusively held for use in, the operation or conduct of the Business, including the customer contracts listed on Schedule 2.1(b)(i), the license agreements listed on Schedule 2.1(b)(ii), the source code escrow agreements listed on Schedule 2.1(b)(iii), the purchase orders listed on Schedule 2.1(b)(iv), the Equipment leases listed on Schedule 2.1(b)(v) and the other Contracts listed on Schedule 2.1(b)(vi), (ii) the Contracts (other than Excluded Contracts) to which Seller or a Selling Subsidiary is a party or by which any of them is bound pursuant to which Seller or such Selling Subsidiary lease any of the Purchased Equipment, including the leases listed on Schedule 2.1(b)(vii); (iii) any other customer Contracts to which Seller or a Selling Subsidiary is a party or by which any of them is bound that is directly related to the operation or conduct of the Business; (iv) any OEM, VAR or similar distribution Contract relating to the distribution of the Products and exclusively related to the Business; and (v) any other Contracts to which Seller or a Selling Subsidiary is a party or by which any of them is bound that are listed on Schedule 2.1(b)(viii).

“Purchased Customer Data” means a copy of any and all of Seller’s and Seller’s Subsidiaries’ data and information, whether in hard copy or electronic format, used or held for use in connection with the Business and pertaining to the customers of the Business on the Closing Date or who have purchased goods and services from the Business at any time during the two (2) year period prior to the Closing, including without limitation all email addresses, residential or business addresses, Receivables’ and related payment information, maintenance and support information (including maintenance renewal information) and any other data submitted by customers in connection with the use of the Purchased Assets, including all data related to such data (such as market data and aggregated data), in each case, other than Business Records.

“Purchased Intellectual Property” means (i) the Patents listed on Schedule 2.1(a)(i); (ii) the Trademarks listed on Schedule 2.1(a)(ii); (iii) the Domain Names listed on Schedule 2.1(a)(iii); (iii) all Copyrights, Trade Secrets and Confidential Information owned by Seller or a Selling Subsidiary embodied exclusively in the Products or exclusively relating to the development, testing, support, implementation or maintenance of the Products, and (iv) all other Copyrights, Trade Secrets and Confidential Information, in each case owned by Seller or a Selling Subsidiary and exclusively related to, or exclusively used or exclusively held for use in, the operation or conduct of the Business, including the Software listed on Schedule 2.1(a)(iv).

“Purchased Equipment” means (i) Equipment (other than Excluded Equipment) owned or controlled by Seller or a Selling Subsidiary and exclusively related to, or exclusively used or exclusively held for use in, the operation or conduct of the Business, including (A) the Equipment that is used solely by the Business Employees and that is listed on Schedule 2.1(d)(i), excluding any such Equipment to the extent used solely by Business Employees who are not Transferred Employees, (B) the Equipment that is residing at the Transferred Premises and that is listed on Schedule 2.1(d)(ii), and (C) tangible embodiments of software residing on the Equipment referred to in the foregoing clauses (A) or (B), and (ii) any other Equipment owned or controlled by Seller or a Selling Subsidiary and listed on Schedule 2.1(d)(iii); (iii) Equipment (other than Excluded Equipment) leased by Seller or a Selling Subsidiary and exclusively related to, or exclusively used or exclusively held for use in, the operation or conduct of the Business, including the Equipment that is listed on Schedule 2.1(d)(iv); (iv) Equipment held in inventory or otherwise held for resale in connection with the sale, marketing and distribution of the Products; (v) Equipment related directly to the development, testing, support, implementation or maintenance of the Products (including any Equipment primarily functioning as a source code repository or development environment for any of the Software included in the Products); and (vi) any other Equipment leased by Seller or a Selling Subsidiary and listed on Schedule 2.1(d)(v).

“Receivables” means accounts receivable, notes receivable or similar items, together with any unpaid interest or fees accrued thereon or other amounts receivable with respect thereto (including all rights to receive money under the Maintenance Contracts), and any claim, remedy or other right related to any of the foregoing.

“Redwood City License” means the License Agreement in substantially the form attached as Exhibit H, subject to reasonable changes required by the landlord.

“Return” means any return, declaration, report, statement, and any other document required to be filed in respect of any Tax.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means (i) any and all software or computer programs (including, without limitation, sets of statements or instructions to be used directly or indirectly in a computer in order to bring about a certain result), and (ii) all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing. The term “Software” shall include, without limitation, all versions of any and all such software or computer programs; all screen displays and designs thereof; unless otherwise expressly stated, all source code, object code and any other form thereof; all programming scripts (including all code written in a scripting language, such as Java, PHP, ColdFusion, JSP, ASP and all related client-side and server side scripts); all files and documents written in a mark-up language; and all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing.

“Selling Subsidiaries” means the entities identified on Schedule 3.1(b).

“Stockholder Approval” means the approval of this Agreement and the transactions contemplated hereby (including the sale of the Purchased Assets) by the holders of a majority of the outstanding shares of common stock of Seller.

“Straddle Period” means any Tax period that begins before and ends after the Closing Date.

“Subsidiary” of any Person means any other Person in which an amount of voting securities, or other voting ownership or voting partnership interests sufficient to elect at least 50% of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person) is owned directly or indirectly by such first Person.

“Taxes” means, all taxes of any kind, including all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, workers’ compensation, unemployment, occupation, capital stock, ad valorem, value added, transfer, gains, profits, net worth, asset, transaction, and other taxes, and any interest, penalties or additions to tax with respect thereto, imposed upon any Person by any taxing authority or other Governmental Body under applicable Law.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons.

“Trade Secrets” means anything that would constitute a “trade secret” under applicable law, including inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, customer lists, Software, technical information, business information and other Confidential Information.

“Trademark Agreement” means the Trademark Agreement in the form attached hereto as Exhibit I.

“Trademark Assignment Agreement” means the Trademark Assignment Agreement in the form attached hereto as Exhibit J.

“Trademarks” means trademarks, service marks, fictional business names, trade names, commercial names, certification marks, collective marks, and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; registrations, renewals, applications for registration; equivalents and counterparts of any of the foregoing; and, the goodwill of the business associated with each of the foregoing.

“Transferred Premises” means the real property that is leased by Seller or a Subsidiary from Third Parties pursuant to the Assumed Leases.

“Transition Services Agreement” means the Transition Services Agreement in substantially the form attached hereto as Exhibit K.

“Welfare Plan” means each “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA).

1.2	Additional Defined Terms

For purposes of this Agreement, the following terms shall have the meanings specified in the Sections indicated below or in the Intellectual Property License Agreement, in each case as indicated below:

Term	Section
“Adjustment Period”	Section 2.3(d)
“Agreement”	Preamble
“Applicable Group I Adjustment Factor”	Section 2.3(d)
“Applicable Group II Adjustment Factor”	Section 2.3(d)
“Applicable Maintenance Term”	Section 2.3(d)
“Asset Acquisition Statement”	Section 5.5(b)
“Assigned Software”	Intellectual Property License Agreement
“Assigned Technical Information”	Intellectual Property License Agreement
“Assumed Liabilities”	Section 2.4
“Board Recommendation”	Section 5.3(b)
“Business”	Recital A
“Buyer”	Preamble
“Buyer’s Returns”	Section 5.5(c)
“Cash Purchase Price”	Section 2.3(a)
“Closing Date”	Section 7.3
“Collateral Agreements”	Recital C
“Consideration”	Section 2.3(a)
“Competing Transaction”	Section 5.10
“Consona”	Preamble
“Cut-Off Date”	Section 2.3(d)
“Deductible”	Section 9.2(e)
“Excluded Assets”	Section 2.2
“Excluded Liabilities”	Section 2.5
“Expenses”	Section 11.2
“Expiration Date”	Section 9.1
“Group I Interim Payment”	Section 2.3(d)
“Group II Interim Payment”	Section 2.3(d)

“Indemnified Party”	Section 9.2(a)
“Indemnifying Party”	Section 9.3(a)
“Information”	Intellectual Property License Agreement
“Interim Payment Adjustment”	Section 2.3(b)
“Interim Payments”	Section 2.3(d)
“Licensed Field”	Intellectual Property License Agreement
“Losses”	Section 9.2(a)
“Nonassignable Asset”	Section 2.6(c)
“Pre-Closing Period”	Section 5.2
“Proxy Statement”	Section 3.4(a)
“Purchased Assets”	Section 2.1
“Purchased Claims”	Section 2.1(i)
“Recommendation Change”	Section 5.3(b)
“Section 3.5(c) Deductible”	Section 9.2(e)
“Seller”	Preamble
“Seller Consents”	Section 3.4(b)
“Seller Financial Statements”	Section 3.11(a)
“Seller’s Returns”	Section 5.5(a)
“Seller’s Transfer Tax Cap”	Section 2.7(a)
“SupportSoft”	Preamble
“Stockholders’ Meeting”	Section 5.4
“Superior Proposal”	Section 5.10
“Termination Fee”	Section 11.2
“Third-Party Claim”	Section 9.3(a)
“Total Company Sale”	Section 5.10
“Transferred Employees”	Section 5.6(a)
“Transfer Taxes”	Section 2.7(a)
“WARN Act”	Section 5.6(e)

1.3	Other Definitional and Interpretive Matters

Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(c) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(d) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(e) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(f) Schedules. The Schedules attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

2.	Purchase and Sale of the Business

2.1	Purchase and Sale of Assets

Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, or shall cause one or more of the Selling Subsidiaries, as appropriate, to, sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller or the applicable Selling Subsidiary, all right, title and interest of Seller or the applicable Selling Subsidiary in, to and under the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. For purposes of this Agreement, the term “Purchased Assets” means those assets, properties and rights set forth or described in paragraphs (a) through (j) below, whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller’s or the applicable Selling Subsidiary’s financial statements:

(a) the Purchased Intellectual Property and other rights granted to Buyer pursuant to the Intellectual Property License Agreement, including all tangible embodiments of the Purchased Intellectual Property (including all of Sellers’ and any Selling Subsidiary’s rights to the Products, and the underlying Software in any and all formats whatsover, including Source Code and Object Code, except in the Licensed Intellectual Property);

(b) the Purchased Contracts;

(c) the Assumed Leases;

(d) the Purchased Equipment;

(e) the Business Records; provided, however, that Seller or the applicable Selling Subsidiary shall be entitled to retain one or more copies of any Business Records directly related to any Excluded Assets or Excluded Liabilities;

(f) the Receivables of Seller or any Selling Subsidiary, in each case solely associated with the Purchased Contracts;

(g) all of the prepaid expenses and deposits (but excluding lease deposits), in each case solely associated with the Purchased Contracts, including those prepaid expenses and deposits reflected on the Most Recent Balance Sheet;

(h) the goodwill of the Business, other than the goodwill associated with Seller’s or any Selling Subsidiary’s corporate name, together with the right to represent to third parties that the Buyer is the successor to the Business;

(i) all of Seller’s or any Selling Subsidiary’s claims, causes of action and other legal rights and remedies, whether or not known as of the Closing Date, (A) relating to the Transferred Employees or (B) relating to the Purchased Assets acquired under clauses (a) through (h) and clause (j), but excluding causes of action and other legal rights and remedies of the Seller (I) against Purchaser with respect to the transactions contemplated hereby; or (II) relating exclusively to the Excluded Assets (any such claim, cause of action or other legal rights and remedies, the “Purchased Claims”); and

(j) any other assets, properties, rights and interests of whatever nature or kind, exclusively related to, or exclusively used or exclusively held for use in, the operation or conduct of the Business.

Notwithstanding the foregoing, subject to and in accordance with Section 10.4, Buyer may, at any time, transfer or assign, in whole or from time to time in part, to one or more of the Foreign Buyers its right to purchase all or any portion of the Purchased Assets as aforesaid.

2.2	Excluded Assets

For the avoidance of doubt, and notwithstanding anything in Section 2.1 to the contrary, Seller and Buyer expressly acknowledge and agree that the Purchased Assets shall not include, and neither Seller nor any Selling Subsidiary is selling, transferring, assigning, conveying or delivering to Buyer, and Buyer shall not purchase, acquire or accept from Seller or any Selling Subsidiary, any of the rights, properties or assets set forth or described in paragraphs (a) through (n) below (the rights, properties and assets expressly excluded by this Section 2.2 being referred to herein as the “Excluded Assets”):

(a) all Intellectual Property that is not Purchased Intellectual Property or licensed to the Buyer under the Intellectual Property License Agreement, including the Intellectual Property set forth on Schedule 2.2(a);

(b) any cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts, corporate credit cards, corporate calling cards of Seller or any Affiliate of Seller, including any lease deposits;

(c) the Excluded Contracts;

(d) any rights in any real property other than the Assumed Leases;

(e) the Excluded Equipment;

(f) any Excluded Records;

(g) any Governmental Permits;

(h) any information management system of Seller or any Affiliate of Seller, and all Software residing thereon, that is not exclusively related to, or exclusively used or exclusively held for use in, the operation or conduct of the Business or not otherwise listed as Purchased Equipment;

(i) any claim, right or interest of Seller or any Affiliate of Seller in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, the basis of which arises or accrues in any Pre-Closing Tax Period;

(j) any insurance policies, binders and claims and rights thereunder and the proceeds thereof;

(k) except as specifically provided in Section 5.6, all of the assets of the Benefit Plans;

(l) any rights, claims, defenses or causes of action of Seller or any Affiliate of Seller against Third Parties relating to the specific causes of action set forth on Schedule 2.2(l);

(m) all call centers, and all external telephone numbers of any Business Employee that is not a Transferred Employee; and

(n) any securities or equity interests in any Person.

2.3	Purchase Price

(a) Cash Purchase Price. In consideration of the sale, transfer, assignment, conveyance and delivery by Seller of the Purchased Assets to Buyer and the rights granted to Buyer under the Intellectual Property License Agreement, Buyer shall pay to Seller at the Closing, an aggregate amount in cash (the “Cash Purchase Price”) equal to: (A) Twenty Million Dollars ($20,000,000) less (B) the Interim Payment Adjustment, if any, pursuant to Section 2.3(b) below. The Cash Purchase Price shall be payable by Buyer to Seller by wire transfer of immediately available funds to an account designated by Seller’s written instructions provided to Buyer at least two (2) Business Days prior to Closing. In addition to the Cash Purchase Price, the Buyer shall assume the Assumed Liabilities (the Assumed Liabilities, together with the Cash Purchase Price, the “Consideration”).

(b) Interim Payment Adjustment. If the Closing occurs after the Cut-Off Date, then the Cash Purchase Price shall be subject to reduction as set forth in clauses (i) and (ii) below (the aggregate amount of any such reduction(s), the “Interim Payment Adjustment”):

(i) Reduction for Group I Interim Payments Received After the Cut-Off Date. If, at any time during the Adjustment Period, the Seller or any Selling Subsidiary receives a Group I Interim Payment, then the Cash Purchase Price shall be reduced for each such Group I Interim Payment so received by an amount (as to each such Group I Interim Payment) equal to the difference between:

(A) the product of (i) the Group I Interim Payment so received multiplied by (ii) the Applicable Group I Adjustment Factor, less

(B) any sales commissions actually paid by the Seller in respect of such Group I Interim Payment to the extent such commissions are paid in the ordinary course of business consistent with past practice (and such commissions do not, in any event, exceed five percent (5%) of the Group I Interim Payment to which they relate).

(ii) Reduction for Group II Interim Payments Received After the Cut-Off Date. If, at any time during the Adjustment Period, the Seller or any Selling Subsidiary receives any Group II Interim Payments, then the Cash Purchase Price shall be reduced for each such Group II Interim Payment so received by an amount (as to each such Group II Interim Payment) equal to the difference between:

(A) the product of (i) the Group II Interim Payment so received multiplied by (ii) the Applicable Group II Adjustment Factor, less

(B) any sales commissions actually paid by the Seller in respect of such Group II Interim Payment to the extent such commissions are paid in the ordinary course of business consistent with past practice (and such commissions do not, in any event, exceed five percent (5%) of the Group II Interim Payment to which they relate).

The parties acknowledge and agree that the Interim Payment Adjustment shall be cumulative based on any and all Interim Payments received during the Adjustment Period. For illustrative purposes, and as an aid in interpreting this Section 2.3(b), sample calculations of the Interim Payment Adjustment are set forth on Schedule 2.3(b), in each case based on the specific assumptions set forth therein.

(c) Interim Payment Certification. Not later than two (2) Business Days prior to Closing, Seller shall deliver to Buyer a certificate of the Chief Financial Officer of Seller certifying to the amount of the Interim Payment Adjustment, if any, calculated in accordance with Section 2.3(b). The certification delivered pursuant to this Section 2.3(c) shall contain copies of all work papers, schedules, memoranda or other documents, records or data used by Seller in connection with the preparation of the Interim Payment Adjustment. Seller shall immediately notify Buyer upon Seller’s or any Selling Subsidiary’s receipt of any Interim Payments following the submission of the certificate required by this Section 2.3(c) and, in such event, adjustment to the Cash Purchase Price will be made therefore pursuant to the provisions of Section 2.3(b).

(d) Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Adjustment Period” means the period commencing at 12:01 a.m., PDT, on the Cut-Off Date and ending at the time the Closing occurs pursuant to the terms of this Agreement.

“Applicable Group I Adjustment Factor” means, as to any Group I Interim Payment, a fraction, (a) the numerator of which is 365 minus the number of days elapsed from the beginning of the Applicable Maintenance Term through the date such Group I Interim Payment is received by the Seller or any Selling Subsidiary, and (b) the denominator of which shall be 365 days.

“Applicable Group II Adjustment Factor” means, as to any Group II Interim Payment, a fraction, (a) the numerator of which is 365 minus the number of days elapsed from June 1, 2009 through the date such Group II Interim Payment is received by the Seller or any Selling Subsidiary, and (b) the denominator of which shall be 365 days.

“Applicable Maintenance Term” means, as to any Group I Interim Payment, the maintenance period, as set forth in the applicable Purchased Contract, to which such Group I Interim Payment relates.

“Group I Interim Payment” means any payment received by Seller from any of the customers identified on Schedule 2.3(d)(i) in respect of the invoices specifically identified thereon, in each case for maintenance renewals in accordance with the terms of the applicable Purchased Contract, and excluding license and service payments.

“Group II Interim Payment” means any payment received by Seller from the customer identified on Schedule 2.3(d)(ii) in respect of the invoices specifically identified thereon, in each case relating to a “true-up” payment in accordance with the terms of the applicable Purchased Contract, invoice or purchase order, as applicable.

“Interim Payments” means, collectively, the Group I Interim Payments and the Group II Interim Payments.

“Cut-Off Date” means June 30, 2009.

2.4	Assumed Liabilities

Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, the Assumed Liabilities. For purposes of this Agreement, the term “Assumed Liabilities” means those Liabilities specifically set forth and described in paragraphs (a) through (d) below, whether or not any such Liabilities have a value for accounting purposes or are carried or reflected in or specifically referred to in Seller’s or any Affiliate of Seller’s financial statements:

(a) any and all Liabilities arising at or after the Closing under, or arising under, or pursuant to, the Purchased Contracts, the Assumed Leases, other than any such liabilities or obligations arising from any breach or default occurring prior to the Closing Date;

(b) with respect to the Business, any and all product warranty liabilities arising from sales of products in the ordinary course of business on or before the Closing Date, other than any such liabilities or obligations arising from any breach or default occurring prior to the Closing Date;

(c) any and all Permitted Encumbrances (except to the extent provided on Schedule 1.1(a)) and any and all other Encumbrances and other obligations exclusively related to the Purchased Assets and that are specifically identified as being assumed by Buyer in this Agreement or the Schedules hereto;

(d) any and all Liabilities with respect to the Business or the Purchased Assets directly attributable to the conduct of the Business by Buyer after the Closing Date or the ownership of the Purchased Assets by Buyer after the Closing Date; and

(e) any and all employment related Liabilities arising as a result of the Transferred Employees’ employment with Buyer after the Closing Date (but excluding any change-of-control payments or stay bonuses provided or owed by Seller); and

(f) any and all unpaid vacation, personal days and floating holidays accrued by Transferred Employees, but only to the extent reflected in the financial statements of the Business as of the Closing.

Notwithstanding the foregoing, subject to and in accordance with Section 10.4, Buyer may, at any time, delegate, in whole or from time to time in part, to one or more of the Foreign Buyers its obligation to assume all or any portion of the Assumed Liabilities as aforesaid.

2.5	Excluded Liabilities

For the avoidance of doubt, and notwithstanding anything in Section 2.4 to the contrary, Seller and Buyer hereby expressly acknowledge and agree that the Assumed Liabilities shall not include, and neither Seller nor any Selling Subsidiary shall assign to Buyer pursuant to this Agreement, and Buyer shall not accept or assume or be obligated to pay, perform or otherwise assume or discharge any Excluded Liabilities of Seller or any Affiliate of Seller, whether direct or indirect, known or unknown, absolute, contingent or otherwise. For purposes of this Agreement, the term “Excluded Liabilities” means (x) subject to Section 2.7(a), any or all Liabilities of Seller or any of its Affiliates that do not constitute Assumed Liabilities and (y) any or all Liabilities set forth or described in paragraphs (a) through (h) below, in each case whether or not any such Liability has a value for accounting purposes or is carried or reflected on, or specifically referred to in, Seller’s or the applicable Affiliate’s financial statements:

(a) any and all Liabilities arising before the Closing under, or arising under, or pursuant to, the Purchased Contracts;

(b) any and all Liabilities related to, arising from, or incurred in connection with, the Excluded Assets;

(c) any and all Liabilities for Excluded Taxes;

(d) except as identified in Section 2.4(f) or Section 5.6, any and all Liabilities relating to, arising from, or incurred in connection with (i) any Benefit Plan, including any employment, severance or change of control agreement between a Business Employee and Seller or any Affiliate of Seller, (ii) with respect to any Transferred Employee, any wages, salaries, bonuses, commissions or other forms of compensation or other Liabilities relating to the employment of such Transferred Employee by Seller or any Affiliate of Seller or termination of any such employee by Seller or any Affiliate of Seller or (iii) the obligations of Seller under Sections 5.6;

(e) any and all Liabilities to any shareholder of Seller;

(f) any and all Liabilities resulting from, caused by or arising out of, directly or indirectly, (A) any actions or proceedings pending on or prior to the Closing alleging violation or infringement of any Intellectual Property or (B) any violation or infringement of any Intellectual Property prior to the Closing Date;

(g) any and all Liabilities resulting from, caused by or arising out of, directly or indirectly, any claim, legal proceeding or cause of action against Seller, and not brought by Buyer or any of its Affiliates (including claims under or related to this Agreement), challenging or seeking the recovery of damages in connection with the transactions contemplated hereby or the transfer of the Purchased Assets to Buyer; or

(h) any and all Indebtedness of the Sellers or their Affiliates.

2.6	Further Assurances; Further Conveyances and Assumptions

(a) From time to time following the Closing, as and to the extent reasonably requested in writing by Buyer, Seller shall deliver or cause to be delivered copies of all Tax, financial and accounting records that are related to the Business, the Purchased Assets or the Assumed Liabilities and that are included within the Excluded Records. From time to time following the Closing, as and to the extent reasonably requested in writing by Seller, Buyer shall deliver or cause to be delivered copies of all books, records and other materials related to any Excluded Assets or Excluded Liabilities and that are included within the Business Records.

(b) From time to time following the Closing, Seller and Buyer shall, and shall cause their respective Subsidiaries to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to fully and effectively transfer, assign and convey unto Buyer and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be transferred, assigned or conveyed to Buyer under this Agreement and the Collateral Agreements and for Buyer and its respective successors and assigns to fully and effectively assume the Assumed Liabilities under this Agreement, and to otherwise make effective the transactions contemplated hereby and thereby and to confirm Buyer’s title to or interest in the Purchased Assets, to put Buyer in actual possession and operating control thereof and to assist Buyer in exercising all rights with respect thereto, including (i) transferring back to Seller or any Selling Subsidiary any asset or liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which asset or liability was transferred to Buyer at the Closing, and (ii) transferring to Buyer any asset or liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was not transferred to Buyer at the Closing.

(c) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign, sublease or transfer any Purchased Asset if any attempted sale, conveyance, assignment, sublease or transfer of such Purchased Asset, without the authorization, approval, consent or waiver of a third Person would constitute a breach or violation thereof or affect adversely the rights of Buyer, Seller or a Selling Subsidiary under such Purchased Asset (a “Nonassignable Asset”) and any such Nonassignable Asset shall not be deemed to be a “Purchased Asset” for purposes of this Agreement (other than this Section 2.6(c)) unless and until such authorization, approval, consent or waiver has been obtained. Seller and Buyer shall use their respective commercially reasonable best efforts to obtain the consent of the other parties to any such Nonassignable Asset or any claim, right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request; provided, however, that Buyer shall not be obligated to expend any monies or agree to any restriction that would adversely impact its business. In the event consents to the assignment thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing Date, by Seller or the applicable Selling Subsidiary in trust for Buyer and the covenants and obligations thereunder shall be performed by Buyer in Seller’s or the applicable Selling Subsidiary’s name and all benefits and obligations existing thereunder shall be for Buyer’s account. Seller shall take or cause to be taken at Seller’s expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer with the benefits of any such Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under such Nonassignable Assets, and Seller or the applicable Selling Subsidiary shall promptly pay over to Buyer all money or other consideration received by it in respect of all Nonassignable Assets. As of and from the Closing Date, Seller, on behalf of itself and any applicable Selling Subsidiaries, authorizes Buyer, except to the extent prohibited by the terms of the Nonassignable Assets, at Seller’s expense, to perform all the obligations and/or receive all the benefits of Seller or any applicable Selling Subsidiaries under the Nonassignable Assets, and appoints Buyer its attorney-in-fact to act in its name on its behalf or in the name of any applicable Selling Subsidiaries and on any such Selling Subsidiaries’ behalf with respect thereto.

2.7	Taxes; Recording and Filing Fees

(a) The parties shall share equally any and all applicable sales, use, transfer or similar Taxes that may be imposed, assessed or payable by reason of the operation or as a result of the consummation of the transactions contemplated by this Agreement, including the sales, transfers, leases, rentals, licenses, and assignments contemplated hereby (collectively, “Transfer Taxes”). The parties shall use commercially reasonable efforts to minimize Transfer Taxes, if any. Transfer Taxes shall not include Seller’s net income and capital gains Taxes or franchise or other Taxes based on Seller’s net income. Notwithstanding anything to the contrary contained herein, Seller’s maximum liability for Transfer Taxes pursuant to this Section 2.7(a) shall be fifty thousand dollars ($50,000) (“Seller’s Transfer Tax Cap”). Any Liability for Transfer Taxes in excess of Seller’s Transfer Tax Cap shall be the sole responsibility of Buyer, and Buyer shall promptly pay to Seller the amount of any Transfer Taxes imposed on Seller to the extent such Taxes exceed Seller’s Transfer Tax Cap.

(b) All applicable recording or filing fees that may be imposed, assessed or payable by reason of the operation or as a result of the consummation of the transactions contemplated by this Agreement or any of the Collateral Agreements shall be paid by the party primarily responsible for the payment of any such recording or filing fees according to Law. Buyer shall be solely responsible for all fees, Taxes or other charges associated with the filing or recording of the assignment from Seller to Buyer of any of the Purchased Intellectual Property.

2.8	Bulk Sales Law

The parties hereby waive compliance by Seller and the Selling Subsidiaries with the requirements and provisions of any “bulk sales,” “bulk transfer” or any similar Laws of any jurisdiction, including Article 6 of the California Uniform Commercial Code, that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer; provided, however, that Seller shall indemnify, defend and hold harmless Buyer with respect to any and all damages related to, resulting from or arising out of any noncompliance by Sellers with any such applicable “bulk sales,” “bulk transfer” or any similar Laws.

3.	Representations and Warranties of Seller

Subject to the exceptions set forth in the Schedules delivered by Seller to Buyer concurrently with the execution of this Agreement (which disclosures shall delineate the section or subsection to which they apply but shall also qualify such other sections or subsections in this Article 3 to the extent that it is reasonably apparent (without a specific cross-reference) on its face from a reading of the disclosure items that such disclosure is applicable to such other section or subsection), Seller represents and warrants to Buyer as of the date hereof and as of the Closing that:

3.1	Organization and Qualification; Selling Subsidiaries

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on the Business as currently conducted and to own or lease and operate the Purchased Assets owned or leased by it. Seller is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of the Purchased Assets or the operation or conduct of the Business requires such qualification, except where the failure to be so qualified or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Schedule 3.1(b) sets forth a list of each Subsidiary of Seller that has title to any asset reasonably expected to be a Purchased Asset or an obligation reasonably expected to be an Assumed Liability, together with its jurisdiction of organization. Each Selling Subsidiary is duly organized, validly existing and in good standing (in any jurisdiction that recognizes such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own or lease and operate the Purchased Assets owned or leased by it. Each Selling Subsidiary is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of the Purchased Assets or the operation or conduct of the Business requires such qualification, except where the failure to be so qualified or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

3.2	Authorization

Each of Seller and each Selling Subsidiary has full corporate power and authority to execute and deliver this Agreement and the Collateral Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Seller and each Selling Subsidiary of this Agreement and the Collateral Agreements to which it will be a party and the consummation by each of them of the transactions contemplated hereby and thereby have been duly authorized by each of Seller’s and each Selling Subsidiary’s Boards of Directors and by the shareholders of each Selling Subsidiary, and no other corporate action on the part of Seller or any Selling Subsidiary is necessary to authorize the execution and delivery by Seller or any Selling Subsidiary of this Agreement, any Collateral Agreement to which it will be a party or the consummation of the transactions contemplated hereby and thereby, subject only to Stockholder Approval.

3.3	Binding Effect

This Agreement has been duly executed and delivered by Seller and this Agreement is, and the Collateral Agreements, when duly executed and delivered by Seller and, to the extent applicable, by the Selling Subsidiaries, will be, valid and legally binding obligations of Seller and, to the extent applicable, the Selling Subsidiaries, enforceable against Seller and, to the extent applicable, the Selling Subsidiaries, in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

3.4	Non-Contravention; Consents

(a) Assuming that Stockholder Approval and all Seller Consents have been obtained, except for the filing with the SEC of (x) a proxy statement relating to the approval by the stockholders of Seller of the principal terms of this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby (the “Proxy Statement”) and (y) such reports under the Exchange Act as may be required in connection with this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby, the execution, delivery and performance of this Agreement by Seller and the Collateral Agreements by Seller and, to the extent applicable, the Selling Subsidiaries and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or result in a breach or violation of any provision of Seller’s or the applicable Selling Subsidiary’s certificate of incorporation or by-laws or other similar organizational documents, (ii) with or without notice or lapse of time (or both), violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any material obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Purchased Contract or any other mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, instrument, order, judgment, decree or other arrangement or commitment to which Seller or any Selling

Subsidiary is a party or by which it is bound and which relates to the Business or the Purchased Assets, or (iii) violate any Law of any Governmental Body having jurisdiction over Seller, any Selling Subsidiary or the Purchased Assets; other than, in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Seller in connection with the execution and delivery of this Agreement or by Seller and, to the extent applicable, the Selling Subsidiaries in connection with the execution and delivery of the Collateral Agreements or for the sale of the Purchased Assets and the consummation of the transactions contemplated hereby and thereby by Seller and, to the extent applicable, the Selling Subsidiaries, except for (i) consents or approvals of Third Parties that are required to transfer or assign to Buyer any Purchased Assets or assign the benefits of or delegate performance with regard thereto, for Seller to perform its obligations under this Agreement or for Seller and, to the extent applicable, the Selling Subsidiaries to perform its obligations under the Collateral Agreements, (ii) those identified on Schedule 3.4(b) (items (i) and (ii) being referred to herein as the “Seller Consents”), (iii) Stockholder Approval, (iv) the filing with the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby, and (v) such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

3.5	Title to Property; Purchased Equipment; Sufficiency of Purchased Assets

(a) Seller or a Selling Subsidiary has and at the Closing will have good and valid title to, or a valid and binding leasehold interest in, all of the real and personal Purchased Assets free and clear of any Encumbrance (other than a Permitted Encumbrance).

(b) Each material item of the real and personal Purchased Equipment is in good operating condition, reasonable wear and tear excepted, suitable for the purposes for which it is currently being used, but is otherwise being transferred on a “where is” and, as to condition, “as is” basis.

(c) The Purchased Assets to be acquired under this Agreement and the Collateral Agreements, together with the Licensed Intellectual Property, the services to be provided to Buyer under the Transition Services Agreement and the assets used to provide such services, include all of the assets, properties and rights necessary for Buyer to continue to operate and conduct the Business as currently conducted, except as set forth on Schedule 3.5(c).

(d) Upon consummation of the transactions contemplated hereby, Buyer will have acquired good and marketable title in and to each of the Purchased Assets, free and clear of all Encumbrances, except for such Purchased Assets in which Seller holds only a leasehold interest, in which case Buyer will have succeeded to such leasehold interest.

3.6	Governmental Permits

Seller or a Selling Subsidiary owns, holds or possesses in its own name, all Governmental Permits that are required by currently effective Laws and necessary to own or lease, operate and use the Purchased Assets and to use or occupy the Transferred Premises and to operate the Business, all of which are in full force and effect, except for such Governmental Permits the absence of which individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. Neither Seller nor any Selling Subsidiary is in violation of or in default under any such Governmental Permits which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, no proceeding is pending or, to Seller’s knowledge, threatened to revoke or limit any such Governmental Permit.

3.7	Real Estate

(a) Seller does not own any real property necessary for, related to, or used or held for use in connection with the operation and conduct of the Business.

(b) Buyer has been provided with a complete and correct copy of each Assumed Lease. Each Assumed Lease is in full force and effect and, neither Seller nor any Selling Subsidiary has violated, and the landlord has not waived, any of the material terms or conditions of any Assumed Lease and, all the material covenants to be performed by the Seller or a Selling Subsidiary and, to Seller’s knowledge, the landlord under each Assumed Lease prior to the date hereof have been performed in all material respects.

(c) The use of the Transferred Premises, as presently used by the Business, does not violate any local zoning or similar land use Laws or governmental regulations, except for any violations that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. Neither Seller nor a Selling Subsidiary is in violation of or in noncompliance with any covenant, condition, restriction, order or easement affecting any Transferred Premises, except for any violation or noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. There is no condemnation or, to the knowledge of Seller, threatened condemnation affecting the Transferred Premises.

(d) The use of the Transferred Premises and improvements thereon by Seller or a Selling Subsidiary complies with all applicable Laws, and Seller or a Selling Subsidiary has obtained all approvals, licenses, permits and consents, which remain in full force and effect, of Governmental Bodies required for the leasing of the Transferred Premises and for the operation and conduct of the Business therein, except for any noncompliance with applicable laws or failure to obtain or maintain any required approvals, licenses, permits and consents that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

3.8	Compliance With Laws; Litigation

(a) Except as set forth on Schedule 3.8(a), with respect to the Business conducted by Seller or any Selling Subsidiary, Seller and each Selling Subsidiary is in compliance with all applicable Laws, except for instances of noncompliance or possible noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. This Section 3.8(a) does not apply to Intellectual Property, which is the subject of Section 3.12.

(b) As of the date hereof, except as set forth on Schedule 3.8(b), (i) no material judgment, order, writ, injunction or decree of any Governmental Body that is related to the Business or the Purchased Assets is in effect and (ii) there is no material action, suit, proceeding, arbitration or governmental investigation pending or, to Seller’s knowledge, threatened against Seller or a Selling Subsidiary (A) relating to the Business or the Purchased Assets or (B) that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or any Collateral Agreement.

3.9	Business Employees

(a) Schedule 3.9(a) contains a true, correct and complete list, as of the date specified on such list, of all Business Employees, showing for each Business Employee, the name, position held, service commencement date (with any of Seller, the Selling Subsidiaries or any of their respective Subsidiaries), rate of salary or wages and aggregate annual compensation for Seller’s last fiscal year and as of the date of this Agreement. None of the Business Employees is covered by any union, collective bargaining agreement or other similar labor agreement. Summaries, as of March 31, 2009, of any commission or bonus entitlements and the amount of accrued vacation, personal days and floating holidays for each such Business Employee as of the date of this Agreement are also contained on Schedule 3.9(a).

(b) Except as set forth in Schedule 3.9(b), the employment of each Business Employee is terminable by the Seller or the applicable Selling Subsidiary at will.

(c) Except as set forth in Schedule 3.9(c), with respect to the Business Employees, neither Seller nor any of its ERISA Affiliates currently maintains, contributes to or has any material Liability under any Benefit Plan. With respect to each of the Benefit Plans identified on Schedule 3.9(c), Seller has made available to Buyer true, correct and complete copies of the most recent summary plan description or other written description thereof. Each Benefit Plan listed on Schedule 3.9(c) has been operated in material compliance with all applicable Laws, including ERISA. Each Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and Seller is not aware of any circumstances likely to result in revocation of such favorable determination letter.

(d) With respect to the Business Employees, as of the date hereof, there is not pending or existing, and to Seller’s knowledge there is not threatened, (i) any strike, slowdown, picketing, or organized work stoppage or (ii) any application for certification of a collective bargaining agent.

(e) The Business is in material compliance with all Laws relating to employment practices and the Business Employees.

3.10	Contracts

(a) Schedule 3.10(a) contains a true, correct and complete list, as of the date hereof, of the following Contracts to which Seller or a Selling Subsidiary is a party, that are currently in force and that relate to the Business:

(i) employment or consulting agreements, contracts or commitments with an employee or individual consultant or salesperson or consulting or sales agreement, contract or commitment with a firm or other organization, in each case other than offer letters;

(ii) leases of real or personal property having a value individually in excess of $10,000;

(iii) agreements, contracts or commitments containing any covenant limiting the freedom of Seller or any Affiliate of Seller to engage in the Business or to compete with any person in the Business;

(iv) each Contract that expressly grants any material right, title or interest under any of the Purchased Intellectual Property, except for non-exclusive, object code only, end-user licenses granted to customers in the ordinary course of business;

(v) each Contract that expressly grants any right, title or interest to Seller or a Selling Subsidiary under any Intellectual Property, except for licenses to software that is generally commercially available;

(vi) distribution, joint marketing, partnership, joint venture, development agreements or similar Contracts;

(vii) other agreements, contracts or commitments that involve $50,000 or more or are not cancelable without penalty upon thirty (30) days notice; or

(viii) any other Contract not made in the ordinary course of business that is material to the Business.

(b) Each Purchased Contract is valid, binding and enforceable against Seller or the applicable Selling Subsidiary, and, to Seller’s knowledge, the other parties thereto in accordance with its terms and is in full force and effect. Except as identified on Schedule 3.10(b), neither Seller nor a Selling Subsidiary has received any notice that it is in material default under or in material breach of or is otherwise materially delinquent in performance under any Purchased Contract, and, to Seller’s knowledge, each of the other parties thereto has performed all material obligations required to be performed by it under, and is not in material default under, any Purchased Contract and no event has occurred that, with notice or lapse of time, or both, would constitute such a material default.

3.11	Segment and Financial Information; Absence of Certain Changes

(a) The segment information relating to the Business presented in the financial statements filed by Seller with the SEC for the periods commencing on January 1, 2008 (the “Seller Financial Statements”) (i) was derived from the books and records of Seller (which are accurate and complete in all material respects) and prepared in accordance with GAAP on a consistent basis throughout the periods covered thereby and (ii) presented fairly, in all material respects, the revenues of the Business at the respective dates thereof.

(b) The financial statements included in any quarterly report on Form 10-Q filed after the date hereof and prior to the earlier of the Closing or the termination of this Agreement in accordance with its terms (i) will be derived from the books and records of Seller (which are accurate and complete in all material respects) and prepared in accordance with GAAP on a consistent basis throughout the periods covered thereby and (ii) will present fairly, in all material respects, the revenues of the Business at the respective dates thereof.

(c) Except as set forth in Schedule 3.11(c), since December 31, 2008 to the date hereof, the Business has been conducted in the ordinary course consistent with past practices and there has not been with respect to the Business:

(i) any creation or other incurrence of any Encumbrance on any Purchased Asset other than Permitted Encumbrances;

(ii) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or any Purchased Asset which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(iii) any relinquishment by Seller or a Selling Subsidiary of any contract or other right, in either case, material to the Business;

(iv) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize the Business Employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to Business Employees;

(v) any compromise or settlement of any claim, litigation or other cause of action principally related to the Business brought by Seller or a Selling Subsidiary against any Third Party;

(vi) any commencement or notice or, to the knowledge of Seller, any threat of the commencement of any lawsuit or proceeding against or investigation of Seller or any Selling Subsidiary or its business or affairs in each case which could reasonably be expected to affect the Business or the Purchased Assets;

(vii) any loss of any material distributor or supplier relationship with Seller that is directly related to the Business or any material adverse change in such relationship; or

(viii) any injunction issued or other applicable Laws prohibiting Seller from selling any products in any jurisdiction.

(d) Seller or the Selling Subsidiaries, as applicable, has good right, title and interest in and to all of the Receivables and, as of the Closing Date, none of the Receivables shall be subject to any Encumbrance, other than a Permitted Encumbrance, and all of the Receivables constitute valid and enforceable claims, except to the extent of any reserves, and arose from bona fide transactions in the ordinary course of business consistent with past practices.

(e) Schedule 3.11(e) contains a list, as of the date hereof, of the material Receivables of the Business.

3.12	Intellectual Property

(a) Schedule 3.12(a) sets forth, with the application number, application date, registration/issue number, registration/issue date, title or mark, country or other jurisdiction and owner(s), as applicable, a complete and correct list of all the following Purchased Intellectual Property active as of the date of this Agreement: (i) Patents; (ii) registered Trademarks and applications therefor; (iii) registered Copyrights and applications therefor; and (iv) Domain Names. Any and all renewal and maintenance fees, annuities or other fees payable to any Governmental Body to maintain such Purchased Intellectual Property as active and due before Closing have been paid in full through Closing. To Seller’s knowledge, except as set forth on Schedule 3.12(a), all of the foregoing Intellectual Property is valid, subsisting and enforceable in accordance with applicable Law.

(b) Seller or a Selling Subsidiary has good and valid title to the Purchased Intellectual Property free and clear of all Encumbrances, except Permitted Encumbrances. Neither Seller nor any Selling Subsidiary has granted any license, covenant not to sue or title (in whole or in part) to any of the Purchased Intellectual Property other than pursuant to a Contract listed on Schedule 3.10(a) or licenses that arise as a matter of law by implication as a result of sales of products and services by the Seller and any Selling Subsidiary. Except as set forth on Schedule 3.12(b), to Seller’s knowledge, none of the Purchased Intellectual Property is being infringed, misappropriated or otherwise violated by any Person.

(c) The Purchased Intellectual Property is not the subject of any judgment, order, writ, injunction or decree of any Governmental Body, and to Seller’s knowledge, no such thing is threatened against Seller or any Selling Subsidiary involving the Purchased Intellectual Property, except for office actions by the applicable Governmental Bodies in the normal course of prosecution efforts to register or issue the Purchased Intellectual Property listed on Schedule 3.12(a).

(d) Except as set forth on Schedule 3.12(d), neither Seller nor any Selling Subsidiary has received any written notice within the six-year period prior to the date of this Agreement alleging that the Purchased Intellectual Property or the operation of the Business, as conducted by Seller as of the date hereof, infringes, misappropriates, violates or otherwise conflicts with any Intellectual Property right of any other Person. To Seller’s knowledge, no such allegation is threatened to be made by any Person. Notwithstanding any possible interpretation of any other representation in this Article 3, only this Section 3.12(d) shall be construed to be a representation with respect to Seller’s or any Selling Subsidiary’s infringement, misappropriation, violation or other conflict with the Intellectual Property right of any other Person.

(e) Seller and each Selling Subsidiary have taken reasonable steps to protect its respective rights in Confidential Information that constitutes the Purchased Intellectual Property. Except as disclosed in Schedule 3.12(e), the source code for any of the Purchased Intellectual Property has not been provided to any third party, and except as set forth on such schedule, no third party has any interest now or in the future to access, view, obtain or use such source code, including, without limitation, pursuant to a source code escrow agreement.

(f) The Business has not used any “open source” software in manner that would require it to release any Software incorporated in a Product (or any of its other material Software) to the public pursuant to the terms of any “open source” software license.

(g) The consummation of the transactions contemplated hereby shall not alter, impair or otherwise affect any rights or obligations of the Seller or any Selling Subsidiary, or the Buyer, as successor to the Seller and Selling Subsidiaries, in any of the Purchased Intellectual Property of the Seller and Selling Subsidiaries, and the Buyer shall succeed to all of the Seller’s and Selling Subsidiaries’ rights thereto without modification or impairment.

(h) With respect to the Business, the Sellers have implemented reasonable steps consistent with the type of activities conducted by the Business to protect, physically and electronically, the information assets of the Business from unauthorized disclosure, use or modification. To Seller’s knowledge, there have been no breaches of security affecting the information assets or data of the Business.

3.13	Taxes

(a) There are no liens for Taxes upon any of the Purchased Assets other than Permitted Encumbrances and no action, proceeding or, to Seller’s knowledge, investigation has been instituted against Seller or any Selling Subsidiary that would give rise to any such lien other than Permitted Encumbrances. Furthermore, all material Tax Returns required to be filed on or prior to the Closing Date by Seller or any Selling Subsidiary with respect to any material Tax that, if not paid, could result in an Encumbrance upon any of the Purchased Assets have been duly and timely filed and are true, correct and complete, in all material respects and all Taxes shown to be due on such Tax Returns have been paid in full.

(b) Neither Seller nor any Selling Subsidiary is a party to any Tax allocation, sharing or indemnification agreement with respect to the Business or any Purchased Asset.

(c) No Tax is required to be withheld pursuant to section 1445 of the Code, as a result of the transfers contemplated by this Agreement, because none of the Purchased Assets are U.S. real property interests for purposes of Section 1445 of the Code.

3.14	Customers and Suppliers

Schedule 3.14 contains a list setting forth (a) the 10 largest customers of the Business, by dollar amount, during the periods set forth therein, and (b) the 10 largest suppliers of the Business, by dollar amount, during the periods set forth therein. As of the date hereof, no customer or supplier of the Business listed on Schedule 3.14 has, since December 31, 2008, cancelled or terminated, or provided written notice of an intention to cancel or terminate, any Contract with Seller or any Selling Subsidiary.

3.15	Affiliated Transactions

Schedule 3.15 sets forth a true, complete and correct list of all Contracts between Seller, on the one hand, and Seller’s Affiliates, on the other hand, that are included in the Purchased Contracts. All such Contracts were entered into on an arm’s-length basis and have terms no less favorable to the Business than those available to non-Affiliates of Seller.

3.16	Brokers

Except for Thomas Weisel Partners (for services provided on behalf of Seller), as to which Seller shall have full responsibility and to whom Buyer shall not have any liability, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement or any Collateral Agreement based on arrangements made by or on behalf of Seller or any Selling Subsidiary.

3.17	Board Approval

The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by unanimous vote (with no abstentions) at a meeting duly called and held, has (i) approved this Agreement, (ii) directed that the approval of this Agreement and the transactions contemplated hereby be submitted to Seller’s stockholders for consideration, and (iii) resolved to recommend that all stockholders of Seller approve this Agreement and the transactions contemplated hereby.

3.18	Proxy Statement

The Proxy Statement will not, at the date it is first mailed to the stockholders of Seller and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Seller with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer specifically for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

3.19	Intentionally Omitted

3.20	Warranty and Product Liability Claims

Neither Seller nor any Selling Subsidiary has any material Liability for replacement or repair of the Products or other damages in connection therewith except Liabilities (i) for non-material replacement or repair (or, in the case of services, re-performance) incurred in the ordinary course of business consistent with past practice or (ii) for which (and to the extent) there is a specific reserve set forth on the Business Financial Statements or as otherwise disclosed on Schedule 3.20.

3.21	No Other Representations or Warranties

Except for the representations and warranties contained in this Article 3, none of Seller, any Affiliate of Seller or any other Person makes any representations or warranties, and Seller hereby disclaims any other representations or warranties, whether made by Seller or an Affiliate of Seller, or any of their respective officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or any Collateral Agreement, any of the transactions contemplated hereby or thereby or the Business, notwithstanding the delivery or disclosure to Buyer or its representatives of any documentation or other information with respect to one or more of the foregoing.

4.	Representations and Warranties of Buyer

Buyer represents and warrants to Seller that:

4.1	Organization and Qualification

Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as currently conducted and to own or lease and operate its properties. Buyer is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of its assets or the operation or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Collateral Agreements.

4.2	Authorization

Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Collateral Agreements and to effect the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement and the Collateral Agreements have been duly authorized by all requisite corporate action.

4.3	Binding Effect

This Agreement has been duly executed and delivered by Buyer and this Agreement is, and the Collateral Agreements when duly executed and delivered by Buyer will be, valid and legally binding obligations of Buyer, enforceable against it in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

4.4	No Violations

(a) Assuming that the consents specified in Section 4.4(b) below have been obtained, the execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of any provision of Buyer’s certificate of incorporation or by-laws, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, instrument, order, judgment, decree or other arrangement or commitment to which Buyer is a party or by which it or its assets or properties are bound, or (iii) violate any Law of any Governmental Body having jurisdiction over Buyer or any of its properties, other than in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions under this Agreement and the Collateral Agreements.

(b) Except as set forth on Schedule 4.4(b), no consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Buyer in connection with the execution and delivery of this Agreement and the Collateral Agreements or the consummation of the transactions contemplated hereby or thereby by Buyer, except for any such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Collateral Agreements.

4.5	Brokers

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Subsidiary of Buyer.

4.6	Sufficiency of Funds

Buyer (i) has sufficient funds available to pay the Cash Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement or the Collateral Agreements; and (ii) has the resources and capabilities (financial or otherwise) to perform its obligations hereunder and under the Collateral Agreements.

4.7	Information Supplied

None of the information to be supplied by or on behalf of Buyer in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of Seller and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.8	Independent Assessment

(a) With respect to the Purchased Assets, the Business and any other rights or obligations to be transferred hereunder or under the Collateral Agreements or pursuant hereto or thereto, Buyer has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller, any Affiliate of Seller, or any agent, employee, attorney or other representative of Seller or by any other Person representing or purporting to represent Seller that are not expressly set forth in this Agreement or in the Collateral Agreements (including the Schedules and Exhibits hereto and thereto), whether or not any such representations, warranties or statements were made in writing or orally, and none of Seller, any Affiliate of Seller, or any agent, employee, attorney, other representative of Seller or other Person shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including any information, documents or material made available in any “data rooms” or management presentations or in any other form in expectation of the transactions contemplated hereby.

(b) Buyer acknowledges that, except as explicitly set forth in this Agreement, neither Seller nor any Affiliate of Seller has made any warranty, express or implied, as to the future prospects of the Business or its profitability for Buyer, or with respect to any forecasts, projections or Business plans prepared by or on behalf of Seller and delivered to Buyer in connection with the Business and the negotiation and the execution of this Agreement.

4.9	No Other Representations or Warranties

Except for the representations and warranties contained in this Article 4, none of Buyer, any Affiliate of Buyer or any other Person makes any representations or warranties, and Buyer hereby disclaims any other representations or warranties, whether made by Buyer or an Affiliate of Buyer, or any of their respective officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or any Collateral Agreement, or any of the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to Seller or its representatives of any documentation or other information with respect to one or more of the foregoing.

5.	Certain Covenants

5.1	Access and Information

(a) Seller shall, and shall cause its Subsidiaries to, give to Buyer and its officers, employees, accountants, counsel and other representatives reasonable access during Seller’s or the applicable Subsidiary’s normal business hours throughout the period prior to the Closing to all of

Seller’s or the applicable Subsidiary’s properties, books, contracts, commitments, reports of examination and records directly relating to the Business, the Purchased Assets or the Assumed Liabilities, except as is prohibited by applicable Law. Seller shall assist Buyer in making such investigation and shall cause its counsel, accountants, engineers, consultants, employees and other representatives to be reasonably available to Buyer for such purposes.

(b) After the Closing, Seller and Buyer shall provide, and shall cause their respective Subsidiaries to provide, to each other and to their respective officers, employees, counsel and other representatives, upon request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or Third Party confidentiality obligation in which case Seller and Buyer, as the case may be, will use commercially reasonable efforts to develop an alternative means to provide any such information that is subject to such limitations), reasonable access for inspection and copying of all Business Records, Governmental Permits, Contracts and any other information (other than as may be prohibited by applicable Law) existing as of the Closing Date and relating to the Business, the Purchased Assets or the Assumed Liabilities, and shall make their respective personnel reasonably available for interviews, depositions and testimony in any legal matter concerning transactions contemplated by this Agreement, the operations or activities relating to the Business, the Purchased Assets or the Assumed Liabilities, and as otherwise may be necessary or desirable to enable the party requesting such assistance to: (i) comply with any reporting, filing or other requirements imposed by any Governmental Body; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement. The party requesting such information or assistance shall reimburse the other party for all reasonable and necessary out-of-pocket costs and expenses incurred by such party in providing such information and in rendering such assistance. The access to files, books and records contemplated by this Section 5.1(b) shall be during normal business hours and upon reasonable prior notice and shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

5.2	Conduct of the Business

From and after the execution and delivery of this Agreement and until the earlier of the Closing and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as otherwise contemplated by this Agreement or identified on Schedule 5.2 or as Buyer shall otherwise consent to in writing Seller shall, and shall cause each Selling Subsidiary to (i) conduct the Business only in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve intact the Business and to maintain satisfactory relationships with suppliers, customers, distributors, Business Employees and other persons having material business relationships with the Business. Without limiting the generality of the foregoing, during the Pre-Closing Period, Seller and the Selling Subsidiaries shall not, without the prior written consent of the Buyer:

(a) declare or pay any non-cash dividend of any Purchased Assets or make any other non-cash payment or distribution of Purchased Assets in respect of its capital stock or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire any of its capital stock or other equity interests in exchange for Purchased Assets;

(b) except as set forth in Schedule 5.2, license any Purchased Intellectual Property to any Third Party except for non-exclusive, object code only, end-user licenses granted to customers in the ordinary course of business consistent with past practice;

(c) except in the ordinary course of business or as set forth in Schedule 5.2: (i) terminate, materially extend, materially modify or assign any Purchased Contract (or enter into any new agreement of such type); (ii) fail to perform, in the ordinary course of business consistent with past practice, its obligations under all Purchased Contracts and other obligations to be included as part of the Purchased Assets and Assumed Liabilities or (iii) grant any release or relinquishment of any material rights under any Purchased Contract;

(d) except for obligations under Contracts entered in the ordinary course of business consistent with past practice, incur or assume any Liabilities, obligations or indebtedness for borrowed money that would (i) constitute an Assumed Liability, or (ii) otherwise encumber or materially and adversely affect the Purchased Assets (other than Permitted Encumbrances or Excluded Liabilities);

(e) except as required by Section 5.6, pay any bonus or make any cash incentive payment or similar payment to, or increase the amount of the wages, salary, commissions, benefits, equity compensation or other compensation or remuneration payable to, or accelerate any benefits available to, any of the Business Employees other than in the ordinary course of business consistent with past practice as applicable to all of Seller’s employees or in accordance with existing Benefit Plans; provided, that, in either case, Seller shall not, and shall cause its Affiliates not to, increase any Business Employee’s base salary;

(f) adopt or amend any Benefit Plan in a manner primarily affecting Business Employees, except as required by Law, or enter into or amend any employment agreement with such Business Employees;

(g) engage in or offer to make any material acquisition of assets that would be Purchased Assets, by means of a merger, consolidation or otherwise;

(h) sell, lease, encumber or otherwise dispose of Purchased Assets outside the ordinary course of business consistent with past practices, and in any event, involving a transaction value in excess of twenty-five thousand dollars ($25,000) individually (or fifty thousand dollars ($50,000) in the aggregate), other than in connection with a Total Company Sale effected in accordance with this Agreement;

(i) except for borrowings under Seller’s existing credit facilities in the ordinary course of business, incur, create, assume or otherwise become liable for, or prepay, any Indebtedness (including the issuance of any debt security), or enter into any off-balance sheet arrangement, that would be an Assumed Liability;

(j) make any capital expenditures or commitments therefor relating exclusively to the Business in an amount in excess of one hundred thousand dollars ($100,000) in the aggregate;

(k) issue or agree to issue any refunds, credits, allowances or other concessions with customers with respect to amounts collected by or owed to the Seller or any of the Selling Subsidiaries in respect of the sale or maintenance of the Products, including in any attempt to accelerate payment of any Interim Payments;

(l) reduce its current levels of sales and marketing expenditures for the Business;

(m) fail to pay suppliers, vendors and creditors of the Business in the ordinary course of business consistent with past practice;

(n) fail to maintain its current or substantially similar insurance on the Purchased Assets;

(o) make any material change in the accounting methods or practices followed in respect of the Business, except as required by Law, GAAP or any Governmental Body; or

(p) enter into any agreement or commitment to do any of the foregoing.

5.3	Proxy Statement

(a) As promptly as practicable following the execution of this Agreement, Seller shall prepare and file with the SEC the preliminary Proxy Statement. Seller shall (i) use its commercially reasonable efforts to respond to any comments on the Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) notify Buyer upon the receipt of any such comments or requests, and (iii) provide Buyer with copies of all correspondence between Seller and its representatives, on the one hand, and the SEC and its staff, on the other hand, with respect to the Proxy Statement. Prior to responding to any such comments or requests or the filing or mailing of the Proxy Statement, (i) Seller shall provide Buyer with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings and (ii) Seller shall include in such drafts, correspondence and filings all comments reasonably proposed by Buyer. Absent any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition, Seller shall file with the SEC the definitive Proxy Statement as promptly as practicable following the date the Proxy Statement is cleared by the SEC, and shall cause the mailing of the definitive Proxy Statement to Seller’s stockholders to occur as promptly as reasonably practicable thereafter. If at any time prior to the Stockholders’ Meeting any event shall occur, or fact or information shall be discovered that should be set forth in an amendment of or a supplement to the Proxy Statement, Seller shall, in accordance with the foregoing procedures, prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable law, cause such amendment or supplement to be distributed to the stockholders of Seller. Buyer shall cooperate with Seller in connection with the preparation of the Proxy Statement and shall provide in a timely fashion all information requested by Seller concerning Buyer that is required to be included in the Proxy Statement.

(b) The Proxy Statement shall contain the unqualified recommendation of the Board in favor of approval of this Agreement and the transactions contemplated hereby (the “Board Recommendation”); provided, however, that, at any time prior to receipt of Stockholder Approval, the Board may, in accordance with Section 5.10 hereof, withdraw or modify, in a manner adverse to Buyer, the Board Recommendation (a “Recommendation Change”), and Seller shall not be required to include the Board Recommendation in the Proxy Statement, if the Board determines in good faith, after consultation with outside legal counsel, that failing to take such action would be inconsistent with the fiduciary duties of the Board.

5.4	Stockholders’ Meeting

Seller shall, as promptly as practicable following the execution of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders to obtain the Stockholder Approval (the “Stockholders’ Meeting”). Seller’s obligations pursuant to the first sentence of this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication of any proposal or offer from any Third Party relating to a Competing Transaction or a Recommendation Change.

5.5	Tax Reporting and Allocation of Consideration

(a) Subject to Section 5.5(d) below, Seller shall be responsible for the preparation and filing of all Returns of Seller (including Returns required to be filed after the Closing Date) to the extent such Returns include or relate to (i) the use or ownership of the Purchased Assets by Seller, or (ii) during any Pre-Closing Tax Period, the conduct of the Business (“Seller’s Returns”). Seller’s Returns shall be true, complete and correct and prepared in accordance with applicable Law in all material respects. Seller will be responsible for and make all payments of Taxes shown to be due on Seller’s Returns to the extent such Taxes relate to the use or ownership of the Purchased Assets by Seller, or to the conduct of the Business during any Pre-Closing Tax Period.

(b) Seller and Buyer recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 (the “Asset Acquisition Statement”) with their respective federal income tax returns. Accordingly, Seller and Buyer shall, no later than ninety (90) days after the Closing Date, attempt in good faith to (i) enter into a purchase price allocation agreement providing for the allocation of the Consideration among the Purchased Assets consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder, and (ii) cooperate in the preparation of the Asset Acquisition Statement in accordance with clause (i) for timely filing with their respective federal income tax returns. If Seller and Buyer shall have agreed on a purchase price allocation and an Asset Acquisition Statement, then Seller and Buyer shall file the Asset Acquisition Statement in the form so agreed and neither Seller nor Buyer shall take a Tax position which is inconsistent with such Consideration allocation.

(c) Buyer shall be responsible for the preparation and filing of all Returns it is required to file with respect to Buyer’s ownership or use of the Purchased Assets or to the conduct of the Business attributable to taxable periods (or portions thereof) commencing after the Closing (“Buyer’s Returns”). Buyer’s Returns shall be true, complete and correct and prepared in accordance with applicable Law in all material respects. Buyer will be responsible for and make all payments of Taxes shown to be due on Buyer’s Returns to the extent they relate to the Purchased Assets or the conduct of the Business during any periods (or portions thereof) commencing after the Closing.

(d) In the case of any real or personal property Taxes (or other similar Taxes) attributable to the Purchased Assets for which Returns cover a taxable period commencing before the Closing Date and ending thereafter, to the extent not filed prior to the Closing, Buyer shall prepare such Returns and make all payments required with respect to any such Return; provided, however, Seller will promptly reimburse Buyer upon receipt of a copy of the filed Return to the extent any payment made by Buyer relates to a Pre-Closing Tax Period, which amount shall be determined and prorated on a per diem basis. In the event that any party shall thereafter make a payment for which it is entitled to reimbursement under this Section, the party so obligated to make such reimbursement under this Section shall make such reimbursement promptly upon the presentation of such supporting evidence as may be reasonably requested. The parties hereto shall cooperate, including, without limitation, during times of audit by taxing authorities, to avoid payment of duplicate or inappropriate Taxes under this Section 5.5(d) or other ad valorem Taxes of any kind or description which relate to the Purchased Assets, and each party shall furnish, at the request of the other, proof of payment of any such Taxes or other documentation that is a prerequisite to avoiding payment of a duplicate or inappropriate Tax.

(e) To the extent relevant to the Purchased Assets or the conduct of the Business, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes, and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Returns, or the conduct of any audit or examination, or other proceeding relating to Taxes. Seller shall retain all documents, including prior years’ Returns, supporting work schedules and other records or information with respect to all sales, use and employment Returns and, absent the receipt by Seller of the relevant sales tax certificates, shall not destroy or otherwise dispose of any such records for six (6) years after Closing without the prior written consent of Buyer.

(f) Seller shall prepare and furnish to Transferred Employees Forms W-2 which shall reflect all wages and compensation paid to Transferred Employees for that portion of the calendar year in which the Closing Date occurs during which the Transferred Employees were employed by Seller. Each of Seller and Buyer agree to treat Buyer as a successor employer with respect to the Transferred Employees for FICA and FUTA tax purposes.

5.6	Business Employees

(a) Buyer may (in its sole discretion), prior to the delivery of the Offer Notice to Seller, make offers of employment, contingent upon the Closing, to any of the Business Employees (including those absent due to vacation, holiday, illness, leave of absence or short-term disability, but excluding any Business Employees on long-term disability). Buyer shall not, after the delivery of the Offer Notice to Seller, make offers of employment to any of the Business Employees. Business Employees who, prior to the Closing, accept Buyer’s offer of employment (and who actually become an employee of Buyer), as of the effective date of their employment with Buyer, are referred to herein as “Transferred Employees”. Each Transferred Employee’s employment with Buyer shall be effective as of the day following the close of business on the Closing Date, except that the employment of individuals receiving short-term disability benefits or on approved leave of absence on the Closing Date will become effective as of the date after the Closing Date they present themselves for work with Buyer.

(b) Prior to the Closing Date, Seller agrees to use commercially reasonable efforts to cooperate with Buyer in Buyer’s recruitment of the Business Employees, including allowing and facilitating interviews and providing access to personnel files of the Business Employees.

(c) Except as expressly set forth in this Section 5.6, from and after the Closing Date, Seller or Seller’s Affiliates shall assume or retain, as the case may be, perform all obligations with respect to and be solely responsible for all Liabilities arising out of or resulting from the Benefit Plans whether incurred before, on or after the Closing Date. In addition, Seller shall terminate, waive and release its rights under any covenants regarding non-competition, and conflicting obligations with respect to the Business with the Business Employees who become Transferred Employees. No assets of any Benefit Plan shall be transferred to Buyer or any Affiliate of Buyer. Seller shall, and shall cause each of its Affiliates to, comply with any and all Liabilities or other obligations under the Benefit Plans to all Business Employees, including Transferred Employees, whether resulting from, arising out of, or relating to, events or circumstances occurring prior to or after the Closing, in accordance with the terms of such Benefit Plans, but in each case excluding unpaid vacation, personal days and floating holidays accrued by Transferred Employees and any other Assumed Liabilities.

(d) Subject to the following sentence, Seller shall be solely responsible for (i) the payment of all wages and other remuneration due to Transferred Employees with respect to their services as employees through the close of business on the Closing Date, including pro rata bonus payments (if any) pursuant to Seller’s incentive bonus plan or any other incentive compensation program, but not any vacation time, personal days or floating holidays accrued and earned through the Closing Date; (ii) the payment of any termination or severance payments owed to any Business Employee pursuant to any Benefit Plan or any applicable law in connection with the Business Employee’s employment with or termination of employment with Seller or Selling Subsidiaries; and (iii) the provision of health plan continuation coverage in accordance with the requirements of COBRA to any Business Employee and/or any beneficiary thereof who is entitled to elect such coverage on account of a “qualifying event” (as defined under COBRA) occurring on or prior to the Closing Date. If any Business Employee becomes an employee of Buyer at any time during the period commencing on the day immediately following the Closing Date and ending on the day that is six (6) months after the Closing Date, then Buyer shall promptly thereafter reimburse Seller for any payments or other Liabilities referred to in the preceding sentence that are paid or payable by Seller or an Affiliate of Seller with respect to any such Business Employee.

(e) Seller and Buyer intend that the transactions contemplated by this Agreement shall not constitute a severance of employment of any Transferred Employee prior to or upon the consummation of the transactions contemplated hereby and that such employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date. The parties agree to cooperate in good faith to determine whether any notification may be required under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) as a

result of the transactions contemplated by this Agreement. Seller will be responsible for providing any notification that may be required under the WARN Act with respect to any of its employees. Buyer will be responsible for providing any notification that may be required under the WARN Act with respect to any Transferred Employees terminated after the Closing Date.

5.7	Commercially Reasonably Efforts

Without limiting either party’s other obligations hereunder, upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Collateral Agreements, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Bodies and the making of all necessary registrations and filings (including filings with Governmental Bodies, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Body, (iii) the obtaining of all necessary consents, approvals or waivers from Third Parties, and (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, any Collateral Agreement or the consummation of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Body vacated or reversed; provided, however, that that nothing in this Agreement shall obligate the Buyer or its Affiliates to agree (i) to limit or not to exercise any rights of ownership of any securities, or to divest, dispose of or hold separate any securities or all or any portion of their respective businesses, assets or properties or (ii) to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or own the Purchased Assets or (B) to control their respective businesses or operations.

5.8	Contacts with Suppliers and Customers

From the date hereof until the Closing, without the prior consent of Seller, Buyer shall not contact any suppliers to, or customers of, the Business in connection with or pertaining to any subject matter of this Agreement or the Collateral Agreements. In contemplation of the Closing, Seller and Buyer agree to cooperate in contacting any suppliers to, or customers of, the Business in connection with or pertaining to any subject matter of this Agreement or the Collateral Agreements, as and to the extent requested by Buyer or Seller.

5.9	Mutual Non-Solicitation of Employees

For a period of twenty-four (24) months following the Closing, each party hereto shall not, and shall cause its Subsidiaries and any representatives of such party or any of its Subsidiaries not to, knowingly solicit to employ, or knowingly solicit to provide services to such party or any of its Subsidiaries, any employee of the other party or any of its Subsidiaries. For purposes of this Section 5.9, the term “solicit” shall not be deemed to include generalized searches for employees through media advertisements, employment firms or otherwise that are not focused on any employee or employees of the other party or any of its Subsidiaries.

5.10	No Negotiation or Solicitation of Competing Transactions

From and after the date of this Agreement, Seller and its Subsidiaries will not (and Seller will cause each of its employees, officers, directors and agents, not to) (a) solicit, initiate, entertain or encourage the submission of any proposal or offer from any Third Party relating to a Competing Transaction; (b) participate in any discussions or negotiations regarding, furnish any non-public information with respect to, assist or participate in, or knowingly facilitate in any other manner any effort or attempt by any Third Party to do or seek any of the foregoing with respect to a Competing Transaction; (c) make a Recommendation Change, or (d) enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to a Competing Transaction; provided, however, that prior to the receipt of Stockholder Approval, in response to a bona fide written proposal for a Competing Transaction made after the date hereof that was not solicited by Seller or any of its Subsidiaries, if the Board determines in good faith after consultation with outside legal counsel and its financial advisor, that (A) such proposal for a Competing Transaction is, or is reasonably likely to lead to, a Superior Proposal, and (B) failing to take any such action would be inconsistent with the fiduciary duties of the Board, Seller, its Subsidiaries and their respective employees, officers and agents may provide any non-public information regarding Seller or any of its Subsidiaries to the third party making such proposal for a Competing Transaction or engage in any negotiations or substantive discussions with such Third Party regarding such proposal for a Competing Transaction; and provided, further, however, that, prior to the Board making any determination with respect to a Recommendation Change, Seller shall consult with Buyer and provide it a reasonable opportunity, not less than three business days, to amend the terms of this Agreement in response to such Superior Proposal. Provided the Seller has complied with the foregoing provisions and that a Superior Proposal has been made and not withdrawn and continues to be a Superior Proposal notwithstanding any modification by Buyer of the terms of this Agreement, the Board, to the extent the failure to do so would be inconsistent with the fiduciary duties of the Board, as determined in good faith by a majority of the members thereof, may (x) withdraw or modify its approval or recommendation of this Agreement, (y) approve or recommend any Superior Proposal, or (z) after first terminating this Agreement pursuant to and in full compliance with the provisions of Section 11.1(f), cause the Seller to enter into a definitive agreement with respect to such Superior Proposal. Activities conducted in accordance with this Section 5.10 shall not constitute a violation of this Section 5.10 or any other provision of this Agreement; provided, however, that nothing in this Section 5.10 shall permit the Seller to terminate this Agreement other than pursuant to and in accordance with Section 11.1(f) hereof.

Seller will notify Buyer if any Third Party makes any proposal, offer, inquiry or contact with respect to any Competing Transaction (including the terms thereof and the identity of such third party subject to any existing applicable confidentiality agreement) within three Business Days after receipt of any such offer or proposal.

For purposes of this Agreement, the following terms shall have the following meanings:

“Competing Transaction” means the direct or indirect acquisition of all or substantially all of the assets of the Business or a material portion of the Purchased Assets, other than in connection with a Total Company Sale.

“Superior Proposal” means a bona fide, unsolicited proposal for a Competing Transaction or a Total Company Sale that the Board determines in good faith (after (i) consultation with outside legal counsel and its financial advisor and (ii) taking into account all of the terms and conditions of the proposal for a Competing Transaction and this Agreement) is more favorable than the transactions contemplated hereby.

“Total Company Sale” means a merger or consolidation in which Seller would not be the surviving entity, a purchase of all of the outstanding capital stock of Seller, or an acquisition of the Business, together with of all or substantially all of Seller’s remaining assets (which shall include, for avoidance of doubt, the sale of all of Seller’s remaining business lines, and not merely the Business).

5.11	Seller Consents

As soon as practicable following the date hereof, Seller or any Selling Subsidiary shall use its commercially reasonable efforts to obtain any material Seller Consent not obtained prior to the date of this Agreement. The Seller or any Selling Subsidiary shall keep the Buyer reasonably informed of their efforts to obtain such consents, waivers and approvals (including reactions and responses of third parties thereto).

5.12	Required Notices

(a) At least five business days prior to the Closing:

(i) Buyer shall deliver to Seller written notice of the identities of the Foreign Buyers and the Business Employees who have accepted offers of employment from Buyer or its Affiliates; and

(ii) Seller shall deliver to Buyer written updates, as of the date of delivery, of Schedule 3.11(e) and of the information on Schedule 3.9(a) regarding the amount of accrued vacation, personal days and floating holidays for each Business Employee.

(b) On or prior to May 10, 2009, Buyer shall deliver to Seller written notice of the identities of the Business Employees to whom it has extended offers of employment (the “Offer Notice”).

6.	Confidential Nature of Information

6.1	Confidentiality Agreement

Buyer and Seller agree that the Confidentiality Agreement shall continue to apply to (a) all documents, materials and other information that it shall have obtained regarding the other party or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents, and (b) all analyses, reports, compilations, evaluations and other materials prepared by Buyer or its counsel, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information; provided, however, that the Confidentiality Agreement shall terminate as of the Closing and shall be of no further force and effect thereafter with respect to Confidential Information as is assigned to Buyer as part of the Purchased Assets.

6.2	Seller’s Confidential Information

(a) Except as provided in Section 6.2(b), after the Closing and for a period of five (5) years following the Closing Date, Buyer agrees that it will keep confidential all of Seller’s and its Affiliates’ Confidential Information that is received from, or made available by, Seller or is otherwise exposed to Buyer in the course of the transactions contemplated hereby, except for such Confidential Information as is assigned to Buyer as part of the Purchased Assets.

(b) Notwithstanding the foregoing, such Confidential Information shall not be deemed confidential and Buyer shall have no obligation with respect to any such Confidential Information that:

(i) at the time of disclosure was already known to Buyer other than as a result of this transaction, free of restriction as evidenced by documentation in Buyer’s possession;

(ii) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Buyer;

(iii) is received by Buyer from a Third Party without similar restriction and without breach of any agreement;

(iv) to the extent it is independently developed by Buyer; or

(v) is, subject to Section 6.2(c), required to be disclosed under applicable Law or judicial process.

(c) If Buyer (or any of its Affiliates) is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any such Confidential Information, Buyer will promptly notify Seller of such request or requirement and will cooperate with Seller such that Seller may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver hereunder, Buyer (or any of its Affiliates) is in the opinion of Buyer’s counsel compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, Buyer (or its Affiliate) may disclose only so much of the Confidential Information to the party compelling disclosure as is required by Law. Buyer will exercise its (and will cause its Affiliates to exercise their) commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

6.3	Buyer’s Confidential Information

(a) Except as provided in Section 6.3(b) and except as necessary to perform its obligations under this Agreement or the Collateral Agreements, or to enforce its rights hereunder or thereunder or to defend against allegations of breach hereof or thereof, after the Closing Date and for a period of five (5) years thereafter, Seller agrees that it will keep confidential all of Buyer’s and its Affiliates’ Confidential Information that is assigned to Buyer as part of the Purchased Assets.

(b) Notwithstanding the foregoing, such Confidential Information shall not be deemed confidential and Seller shall have no obligation with respect to any such Confidential Information that:

(i) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Seller; or

(ii) is received by Seller from a Third Party without similar restriction and without breach of any agreement; or

(iii) is, subject to Section 6.3(c), required to be disclosed under applicable Law or judicial process.

(c) If Seller (or any of its Affiliates) is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any such Confidential Information, Seller will promptly notify Buyer of such request or requirement and will cooperate with Buyer such that Buyer may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller (or any of its Affiliates) is in the opinion of Seller’s counsel compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, Seller (or its Affiliate) may disclose only so much of the Confidential Information to the party compelling disclosure as is required by Law. Seller will exercise its (and will cause its Affiliates to exercise their) commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

6.4	Confidential Nature of this Agreement and Collateral Agreements

(a) Except to the extent that disclosure thereof is required under accounting rules, stock exchange or market rules, or federal securities or labor relations Laws disclosure obligations, each of Seller and Buyer agree that the terms and conditions of this Agreement and the Collateral Agreements, and all schedules, attachments and amendments hereto and thereto shall be considered Confidential Information protected under this Article 6. Notwithstanding anything in this Article 6 to the contrary, (a) in the event that any such Confidential Information is also subject to a limitation on disclosure or use contained in another written agreement between Buyer and Seller or either of their respective Affiliates that is more restrictive than the limitation contained in this Article 6, then the limitation in such agreement shall supersede this Article 6, and (b) the restrictions on confidentiality set forth in any Collateral Agreement shall supersede this Article 6 for the information subject thereto.

Notwithstanding the foregoing, either party may disclose this Agreement and the Collateral Agreements to its advisors and consultants, to its lenders, and in connection with any merger, sale or similar transaction; provided that, in each such case, the receiving party agrees to confidentiality restrictions substantially similar to the confidentiality restrictions contained herein.

(b) If any party (or any of its Affiliates) is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any such Confidential Information, such party will promptly notify the other party of such request or requirement and will cooperate with the other party such that the other party may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver hereunder, any party (or any of its Affiliates) is in the opinion of such party’s counsel compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, such party (or its Affiliate) may disclose only so much of the Confidential Information to the party compelling disclosure as is required by Law. Each party will exercise its (and will cause its Affiliates to exercise their) commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

7.	Closing

At the Closing, the following transactions shall take place:

7.1	Deliveries by Seller

At the Closing, Seller shall and shall cause any Selling Subsidiary, as applicable, to deliver, or cause to be delivered, to Buyer the following:

(a) each of the Collateral Agreements, dated as of the Closing Date, duly executed by Seller and, where applicable, one or more of the Selling Subsidiaries;

(b) a certificate of an appropriate officer of Seller, dated as of the Closing Date, certifying to the best of his or her knowledge the fulfillment of the conditions set forth in Sections 8.2(a) and (b), except as otherwise expressly stated in such certificate;

(c) a certificate of the Secretary or Assistant Secretary’s of Seller dated as of the Closing Date, in customary form and substance as to the organizational documents and approvals of Seller;

(d) a certificate of the Secretary or Assistant Secretary’s of each Selling Subsidiary dated as of the Closing Date, in customary form and substance as to the organizational documents and approvals of such Selling Subsidiary; and

(e) all such other bills of sale, assignments and other instruments of assignment, transfer or conveyance, dated as of the Closing Date, as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to Buyer pursuant to this Agreement or any Collateral Agreement, and to put Buyer in actual possession or control of the Purchased Assets.

7.2	Deliveries by Buyer

At the Closing, Buyer shall deliver to Seller the following:

(a) the Cash Purchase Price as provided in Section 2.3;

(b) each of the Collateral Agreements, dated as of the Closing Date, duly executed by Buyer;

(c) a certificate of an appropriate officer of Buyer, dated as of the Closing Date, certifying to the best of his or her knowledge the fulfillment of the conditions set forth in Sections 8.3(a) and (b), except as otherwise expressly stated in such certificate;

(d) a certificate of the Secretary or Assistant Secretary of Buyer, dated as of the Closing Date, in customary form and substance as to the organizational documents and approvals of Buyer; and

(e) all such other documents and instruments of assumption, dated as of the Closing Date, as Seller may reasonably request or as may be otherwise necessary to evidence and effect the assumption by Buyer of the Assumed Liabilities pursuant to this Agreement.

7.3	Closing Date

The Closing shall take place at the offices of Seller at 10:00 a.m. local time within three (3) Business Days following the date on which the last of the conditions specified in Article 8 to be satisfied or waived has been satisfied or waived (excluding conditions that, by the terms, are not expected to be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other place or time or on such other date as Seller and Buyer may agree upon in writing (such date and time being referred to herein as the “Closing Date”).

7.4	Contemporaneous Effectiveness

All acts and deliveries prescribed by this Article 7, regardless of chronological sequence, will be deemed to occur contemporaneously and simultaneously on the occurrence of the last act or delivery, and none of such acts or deliveries will be effective until the last of the same has occurred.

8.	Conditions Precedent to Closing

8.1	General Conditions

The respective obligations of Buyer and Seller to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

(a) Governmental Actions. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, non-appealable judgment, decree, injunction or other order which is in effect on the Closing Date and which prohibits, restricts or delays consummation of the transactions contemplated by this Agreement or the Collateral Agreements.

(b) Stockholder Approval. Stockholder Approval shall have been obtained.

8.2	Conditions Precedent to Buyer’s Obligations

The obligations of Buyer to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Buyer:

(a) Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement or in any schedule, certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all respects (without regard to any qualifications therein as to materiality, or Material Adverse Effect) both when made and at and as of the Closing Date, as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date; provided, however, that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, at and as of the dates set forth above, would not reasonably be expected to have a Material Adverse Effect.

(b) Performance by Seller. Seller shall have delivered or cause to be delivered all of the documents required under Section 7.1 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it or any of its Subsidiaries prior to or at the Closing, including duly executing and delivering the Collateral Agreements.

(c) Material Adverse Effect. From the date hereof, there shall not have occurred any Material Adverse Effect.

(d) Release of Encumbrances. Seller shall deliver to Buyer evidence of the release, discharge or termination of the Encumbrances (other than Permitted Encumbrances) on the Purchased Assets set forth on Schedule 8.2(d), including, without limitation, evidence of the termination and removal of all related UCC-1 financing statements on the Purchased Assets.

8.3	Conditions Precedent to Seller’s Obligations

The obligations of Seller to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Seller:

(a) Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all respects (without regard to any qualifications therein as to materiality, or material adverse effect) both when made and at and as of the Closing Date, as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date; provided, however, that this condition shall be deemed satisfied unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, at and as of the Closing Date would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Collateral Agreements.

(b) Performance by Buyer. Buyer shall have delivered all of the documents required under Section 7.2 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it or any of its Subsidiaries prior to or at the Closing, including duly executing and delivering the Collateral Agreements.

9.	Status of Agreement

The rights and obligations of Buyer and Seller under this Agreement shall be subject to the following terms and conditions:

9.1	Survival of Representations and Warranties

The representations and warranties of Buyer and Seller set forth in this Agreement, or in any schedule, certificate, instrument, agreement or other document executed or delivered by Seller pursuant to the provisions hereof or in connection with the transactions contemplated hereby, shall survive the Closing and shall terminate at the close of business on the date that is twelve (12) months after the Closing Date; provided, however, that if (A) an action at law or in equity is commenced or (B) a claim by Buyer for indemnification pursuant to this Agreement is made in good faith, in either case, prior to the expiration of the survival period of such representation and warranty, then such representation and warranty shall survive until such claim is finally resolved (the date of such expiration or resolution being the “Expiration Date”). Except as provided herein, neither Seller nor Buyer shall have any liability whatsoever with respect to any claim or action with respect to any such representations or warranties after the Expiration Date. Each of the covenants and agreements contained herein shall survive the Closing without any limitation as to time until fully performed in accordance with its terms.

9.2	General Agreement to Indemnify

(a) Subject to the limitations set forth in this Article 9, from and after the Closing Date, Seller and Buyer shall indemnify and hold harmless the other party hereto, and Subsidiaries thereof, and any director, officer or employee of such other party or Subsidiaries thereof (each an “Indemnified Party”) from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, damages, disbursements, amounts paid in settlement, penalties, fines, interest, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing, settling or defending the foregoing) (collectively, “Losses”) incurred or suffered by any Indemnified Party to the extent arising out of or resulting from: (i) any breach by such party of any representation or warranty of such party set forth in this Agreement; or (ii) the breach by such party of any covenant or agreement of such party set forth in this Agreement.

(b) Subject to the limitations set forth in this Article 9, from and after the Closing Date, Seller further agrees to indemnify and hold harmless any Indemnified Party of Buyer from and against any Losses incurred or suffered by such Indemnified Party of Buyer to the extent arising out of or resulting from: (i) any of the Excluded Liabilities; (ii) any claims with respect to, or arising out of, any Business Employee employed by Seller in connection with any Benefit Plan or such Business Employee’s employment or termination thereof with Seller or any of its Affiliates and any Liabilities that are obligations of Seller or any of its Affiliates under Section 5.6; and (iii) any and all Benefits Liabilities arising out of or resulting from the Benefit Plans or Seller’s termination of the Business Employees whether incurred before, on or after the Closing Date.

(c) Subject to the limitations set forth in this Article 9, from and after the Closing Date, Buyer further agrees to indemnify and hold harmless any Indemnified Party of Seller from and against any Losses incurred or suffered by such Indemnified Party of Seller to the extent arising out of or resulting from: (i) any of the Assumed Liabilities; and (ii) any Liabilities of Buyer with respect to, or arising out of, the employment by Buyer or the termination of employment by Buyer of any Transferred Employee after the Closing.

(d) Amounts payable in respect of the parties’ indemnification obligations shall be treated as an adjustment to the Cash Purchase Price. Whether or not the Indemnifying Party chooses to defend or prosecute any Third-Party Claim, both parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.

(e) The Indemnified Parties shall not be entitled to indemnification under Section 9.2(a)(i) unless and until Losses (except as provided for below with respect to a breach of Section 3.5(c)) in accordance with Section 9.2(a)(i) have been incurred, paid or properly accrued in an aggregate amount greater than Two Hundred Thousand Dollars ($200,000) (the “Deductible”). Once the aggregate amount of Losses (except as provided for below with respect to a breach of Section 3.5(c)) under Section 9.2(a)(i) exceeds the Deductible, then in such event the Indemnified Parties shall be entitled to recover the portion of such Losses in excess of the Deductible, subject to the limitations set forth in this Article 9. The aggregate amount of Losses for which the Indemnified Parties shall be entitled to recover from the Indemnifying Parties pursuant to

Section 9.2(a)(i) shall not exceed Two Million Dollars ($2,000,000). Notwithstanding the above provisions of this Section 9.2(e), the limitations contained in this Section 9.2(e) shall not apply to (i) any claim for fraud or intentional misrepresentation, (ii) any claim for breach of any agreement or covenant contained herein; or (iii) any claim relating to an Excluded Liability. Further notwithstanding the above provisions of this Section 9.2(e), in connection with Losses relating to a breach of Section 3.5(c), the Indemnified Parties shall not be entitled to indemnification under Section 9.2(a)(i) unless and until such Losses have been incurred, paid or properly accrued in an aggregate amount greater than Fifty Thousand Dollars ($50,000) (the “Section 3.5(c) Deductible”). Once the aggregate amount of Losses relating to a breach of Section 3.5(c) in accordance with Section 9.2(a)(i) exceeds the Section 3.5(c) Deductible, then in such event the Indemnified Parties shall be entitled to recover the full amount of such Losses including the Section 3.5(c) Deductible, subject to the limitations set forth in this Article 9.

(f) If the Closing occurs, the indemnification provided in this Article 9 shall be the sole and exclusive remedy after the Closing Date for damages available to the parties to this Agreement for breach of any of the representations, warranties, covenants or agreements contained herein; provided, however, this exclusive remedy for damages does not preclude a party from (i) bringing an action for specific performance or other equitable remedy for a breach of a covenant or agreement under this Agreement, or (ii) pursuing remedies under applicable Law for fraud or intentional misrepresentation. No Indemnified Party shall be entitled to seek monetary damages for, or exercise any other remedy with respect to, any Excluded Records Breach unless and until 30 days shall have elapsed from the delivery by Buyer to Seller of a written request for delivery of copies of the applicable Excluded Records. If and to the extent that Seller provides such copies prior to the end of such 30-day period, such Excluded Records Breach shall be deemed cured, and the Indemnified Parties shall have no further remedy with respect thereto. If and to the extent that Seller does not provide such copies prior to the end of such 30-day period, Buyer may pursue all remedies available to it hereunder with respect to such Excluded Records Breach.

(g) Notwithstanding anything contained in this Agreement to the contrary, no party shall be liable to the other party for any indirect, special, punitive, exemplary or consequential loss or damage (including any diminution in value or loss of revenue or profit) arising out of this Agreement; provided, however, that the foregoing shall not be construed (i) to preclude recovery by the Indemnified Party in respect of damages awarded in a trial, arbitration or settlement to a Third Party and (ii) shall not apply to any remedies under applicable Law for fraud or intentional misrepresentation.

(h) Losses for which any of the Indemnified Parties are entitled to recovery pursuant to Section 9.2 shall be reduced by the amount of any insurance proceeds actually recovered by the Indemnified Parties with respect to such Losses or right of indemnification. To the extent that any amounts are recovered from insurance proceeds by an Indemnified Party following the payment of any Losses that would have reduced the amount of Losses pursuant to the immediately preceding sentence, such recovered amounts shall be promptly delivered to the Indemnifying Parties. For the avoidance of doubt, to the extent an insurer denies coverage of a Loss upon the Indemnified Parties exercise of commercially reasonable efforts to pursue recovery of such Loss, such Loss shall not be reduced according to this Section 9.2(h).

(i) The rights to indemnification under this Section 9.2 shall not be subject to set-off for any claim by the Indemnifying Party against any Indemnified Party, whether or not arising from the same event giving rise to such Indemnified Party’s claim for indemnification.

(j) The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.

(k) If the Seller indemnifies the Buyer hereunder in full in respect of a matter covered by a Purchased Claim and the Seller, but for the transfer of the Purchased Claim to Buyer hereunder, would otherwise have or otherwise may have a claim against a third party in respect of the related Losses, then the Seller shall be subrogated to the rights and claims of the Buyer with respect to such Purchased Claim against such third party. The Seller shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid to the Buyer with respect to such Losses. The Buyer will execute and deliver to the Seller such documents and take such other actions as may reasonably be requested in order to give effect to this subsection (k).

9.3	General Procedures for Indemnification

(a) The Indemnified Party seeking indemnification under this Agreement shall promptly notify in writing the party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party, in respect of which indemnity may be sought hereunder and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered prejudice by such failure). The Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any claim, action, suit or proceeding by a Third Party in respect of which indemnity may be sought hereunder (a “Third-Party Claim”), to assume the defense and control the settlement of such Third-Party Claim (with counsel reasonably acceptable to the Indemnified Party) that (i) involves (and continues to involve) solely money damages, or (ii) involves (and continues to involve) claims for both money damages and equitable relief against the Indemnified Party that cannot be severed, where the claims for money damages are the primary claims asserted by the Third Party and the claims for equitable relief are incidental to the claims for money damages and, such equitable relief, if reasonably expected to be awarded, would not be reasonably expected to be material to Buyer; provided, however, that the Indemnifying Party shall not impair the defense of the Indemnified Party with respect to any claims for equitable relief against the Indemnified Party. Failure by the Indemnifying Party to so notify the Indemnified Party shall be deemed a waiver by the Indemnifying Party of its right to assume the defense of such Third-Party Claim. Notwithstanding anything to the contrary contained herein, in the event that an Indemnified Party determines in its reasonable judgment that there is a reasonable probability that a claim may materially adversely affect it, the Business or the

Purchased Assets or its rights under this Agreement other than as a result of monetary damages for which it would be entitled to indemnification (in full) under this Agreement, then the Indemnified Party may, by written notice to the Indemnifying Party, assume the exclusive right to defend such claim (with counsel reasonably acceptable to the Indemnifying Party) and the right to compromise or settle such claim, and the reasonable fees and expenses of counsel shall be considered Losses for purposes of this Agreement. In all such cases, the Indemnifying Party will have the right to participate, at its own expense, in the defense or settlement of such claim with counsel reasonably satisfactory to the Indemnified Party. The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto.

(b) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third-Party Claim that the other is defending, as provided in this Agreement.

(c) The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, shall not consent or agree to a compromise or settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld subject to the next sentence) unless such settlement or judgment relates solely to monetary damages. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action, or (ii) does not provide for a complete written release by such Third Party of the Indemnified Party. The Indemnified Party shall have the sole and exclusive right to settle any Third-Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third-Party Claim involves equitable or other non-monetary relief against the Indemnified Party, and shall have the right to settle any Third-Party Claim involving money damages for which the Indemnifying Party has not assumed the defense pursuant to this Section 9.3 with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(d) In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement directly against an Indemnifying Party, such Indemnified Party shall send written notice of such claim to the Indemnifying Party; but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered prejudice by such failure). Such notice shall specify the basis for such claim, the amount thereof, if known, and the method of computation thereof, all with reasonable particularity and shall contain a reference to the provisions of this Agreement in respect of which such a claim shall have been incurred. The Indemnifying Party shall, within thirty (30) days after receipt of such notice of an indemnified Loss, and subject to the limitations set forth in Section 9.2, (i) pay or cause to be paid to the Indemnified Party the amount of such Loss specified in such notice which the Indemnifying Party does not contest, or (ii) notify the Indemnified Party if it wishes to contest the existence or amount of part or all of such a Loss by stating the basis upon which it contests the existence or amount thereof.

10.	Miscellaneous Provisions

10.1	Notices

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (i) on the third Business Day from mailing, if mailed by certified or registered mail, return receipt requested, (ii) on the next Business Day from mailing, if sent by Federal Express or other nationally recognized express carrier, fee prepaid, (iii) upon confirmation of receipt if sent via facsimile, or (iv) on the day of delivery if delivered personally, in each case, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

If to Seller, to:	SupportSoft, Inc.
Attn: General Counsel
1900 Seaport Blvd., 3rd Floor
Redwood City, California 94063

Attn: General Counsel
Facsimile: (650) 556-1195

With a copy to:	Jones Day
Attn: Daniel R. Mitz
Steve Gillette
Richard Meamber
1755 Embarcadero Road
Palo Alto, CA 94303
Facsimile: (650) 739-3900

If to Buyer, to:	Consona Corporation
Attn: Kathy Kinder, VP F&A
450 East 96th Street, Suite 300
Indianapolis, IN 46240
Facsimile: (317) 695-8627

With a copy to:	Cooley Godward Kronish LLP
Attn: Al Browne
The Prudential Tower
800 Boylston St.
46th Floor
Boston, MA 02199
Facsimile: (617) 937-2400

10.2	Expenses

Except as otherwise provided in this Agreement, each party to this Agreement will bear all the fees, costs and expenses that are incurred by it in connection with the transactions contemplated hereby, whether or not such transactions are consummated.

10.3	Entire Agreement

The agreement of the parties, which consists of this Agreement, the Collateral Agreements, the Schedules and Exhibits hereto and thereto and the Confidentiality Agreement sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement.

10.4	Assignment; Binding Effect; Severability

This Agreement may not be assigned by any party hereto without the other party’s written consent; provided, however, that: (a) Buyer may, at any time, transfer, assign or delegate, in whole or from time to time in part, to one or more direct or indirect wholly owned Subsidiaries of Buyer (including any one or more of the Foreign Buyers) its right to purchase all or any portion of the Purchased Assets (including without limitation the right to separately acquire the assets of any foreign Subsidiary of Seller) and/or its obligation to assume all or any portion of the Assumed Liabilities (provided, in each case, that no such transfer, assignment or delegation will relieve the Buyer of its obligations hereunder); (b) following the Closing, Buyer may assign its rights and obligations hereunder to one or more of its Affiliates; and (c) following the Closing, Buyer may assign this Agreement (or any of its rights or obligations hereunder) to a purchaser or acquirer of all or substantially all of the business or assets of Buyer, whether by merger, reorganization, consolidation, amalgamation, sale of stock or assets, but any such assignment will not relieve Buyer of any of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of each party hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use commercially reasonable efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

10.5	Governing Law

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK IRRESPECTIVE OF THE CHOICE OF LAWS PRINCIPLES OF THE STATE OF NEW YORK, AS TO ALL MATTERS, INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, ENFORCEABILITY, PERFORMANCE AND REMEDIES.

10.6	Specific Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

10.7	Waiver of Jury Trial

Each party hereby waives, and agrees to cause each of its Subsidiaries to waive, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each party certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver.

10.8	Execution in Counterparts

This Agreement may be executed and delivered in any number of counterparts, including delivery by facsimile transmission or electronic copies in Adobe PDF or similar picture format, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.9	Public Announcement

Prior to the signing of this Agreement, Seller and Buyer shall prepare a mutually agreeable release announcing the transaction contemplated hereby. Except for such press release, neither Seller nor Buyer shall, without the approval of the other, make any press release or other public announcement concerning the existence of this Agreement or the terms of the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by Law, in which case the other party shall be advised and the parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not apply to communications or disclosures necessary to comply with accounting rules, stock exchange or market rules or federal securities or labor relations Law disclosure obligations.

10.10	No Third-Party Beneficiaries

Nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the parties hereto and their respective successors or assigns any rights (including Third-Party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement (except for Indemnified Parties as provided in Article 9), or (b) constitute the parties hereto as partners or as participants in a joint venture. This Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement (except for Indemnified Parties as provided in Article 9). Nothing in this Agreement shall be construed as giving to any Business Employee, or any other individual, any right or entitlement under any benefit plan, policy or procedure maintained by Seller or Buyer. No Third Party shall have any right, independent of any right that exists irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement (except for Indemnified Parties as provided in Article 9).

11.	Termination, Waiver and Amendment

11.1	Termination

This Agreement may be terminated at any time prior to the Closing by:

(a) Mutual Consent. The mutual written consent of Buyer and Seller;

(b) Failure of Buyer Condition. Buyer, upon written notice to Seller, if any of the conditions to the Closing set forth in Section 8.2 shall have become incapable of fulfillment and shall not have been waived in writing by Buyer; provided, however, that, with respect to a condition relating to the failure of a representation or warranty of Seller to be true and correct or the failure to perform all of the covenants and agreements in this Agreement, such condition shall be deemed incapable of being fulfilled in the event that Seller has had an opportunity to cure for a period of twenty (20) days after written notice of breach; and provided, further, that no cure period shall be required for a breach which by its nature cannot be cured;

(c) Failure of Seller Condition. Seller, upon written notice to Buyer, if any of the conditions to the Closing set forth in Section 8.3 shall have become incapable of fulfillment and shall not have been waived in writing by Seller; provided, however, that, with respect to a condition relating to the failure of a representation or warranty of Buyer to be true and correct or the failure to perform all of the covenants and agreements in this Agreement, such condition shall be deemed incapable of being fulfilled in the event that Buyer has had an opportunity to cure for a period of twenty (20) days after written notice of breach; and provided, further, that no cure period shall be required for a breach which by its nature cannot be cured;

(d) Court or Administrative Order. Buyer or Seller, upon written notice to the other, if (i) there shall be in effect a final, non-appealable order of a court or government administrative agency of competent jurisdiction prohibiting the consummation of the transactions contemplated hereby or (ii) if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited;

(e) Delay. Buyer or Seller, upon written notice to the other, if the Closing shall not have occurred by August 31, 2009;

(f) Superior Proposal. Seller, upon written notice to Buyer, if Seller shall have received a Superior Proposal; provided that (i) Seller received such Superior Proposal other than as a result of a breach or violation of the terms of Section 5.10, (ii) the Board has effected a Recommendation Change in response to such Superior Proposal in accordance with Section 5.3(b) and authorized Seller to enter into a definitive agreement for such Superior Proposal (which authorization may be subject to termination of this Agreement), and (iii) prior to or simultaneous with such termination, Seller pays to Buyer the Termination Fee required by Section 11.2;

(g) Recommendation Change. Buyer, upon written notice to Seller, if (i) the Board has effected a Recommendation Change in response to a Superior Proposal; or (ii) the Board fails to reconfirm its recommendation of this Agreement and the transactions contemplated hereby within five (5) Business Days after Buyer requests in writing the Board do so; or

(h) Lack of Stockholder Approval. Buyer or Seller, upon written notice to the other, if Stockholder Approval is not obtained at the Stockholders’ Meeting;

provided, however, that the party seeking termination pursuant to clause (b), (c) or (e) is not then in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.

11.2	Termination Fee

In the event of the termination of this Agreement by (i) Seller pursuant to clause (f) of Section 11.1; (ii) Buyer pursuant to clause (g) of Section 11.1; or (iii) Buyer or Seller pursuant to clause (e) of Section 11.1 and at or prior to the time of the termination of this Agreement pursuant to clause (e) of Section 11.1 a Superior Proposal shall have been made (or a proposal that would be reasonably likely to lead to a Superior Proposal shall exist and either (A) have been publicly disclosed or (B) notice of such a proposal reasonably likely to lead to a Superior Proposal shall have been provided, or should, in accordance with Section 5.10, have been provided, by Seller to Buyer pursuant to Section 5.10), Seller shall pay Buyer a fee equal to Six Hundred Thousand Dollars ($600,000) in immediately available funds (the “Termination Fee”), and in the event of termination of this Agreement by Buyer or Seller pursuant to clause (h) of Section 11.1, Seller shall pay Buyer its Expenses incurred in connection with this Agreement. The term “Expenses” shall mean all actual and documented out-of-pocket expenses not exceeding $150,000 in the aggregate incurred by Buyer and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of accountants, attorneys and financial advisors. Seller’s obligation to pay Buyer its Expenses shall be payable on or prior to the date of such termination by bank draft or wire transfer to the account of Buyer designated in writing to Seller for that purpose.

11.3	Effect of Termination

In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall become void and have no further force or effect without any liability on the part of any party hereto or its directors, officers or stockholders, except for the obligations of the parties hereto under Article 6, Section 10.2, Section 10.9, Section 11.2 and this Section 11.3; provided, however, that notwithstanding anything in this Agreement to the contrary, neither Seller nor Buyer shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any of any covenant or agreement set forth in this Agreement prior to such termination.

11.4	Waiver of Agreement

Any term or condition hereof may be waived at any time prior to the Closing by the party hereto which is entitled to the benefits thereof by action taken by its Board of Directors or its duly authorized officer or employee; provided, however, that such action shall be evidenced by a written instrument duly executed on behalf of such party by its duly authorized officer or employee. The failure of either party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this

Agreement or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

11.5	Amendment of Agreement

This Agreement may be amended with respect to any provision contained herein at any time prior to the Closing by action of the parties hereto taken by their Boards of Directors or by their duly authorized officers or employees, whether before or after such party’s action; provided, however, that such amendment shall be evidenced by a written instrument duly executed on behalf of each party by its duly authorized officer or employee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each party has caused this Asset Purchase Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

SUPPORTSOFT, INC.

By:	/s/ Joshua Pickus
Name:	Joshua Pickus
Title:	Chief Executive Officer and President

CONSONA CORPORATION

By:	/s/ Jeff Tognoni
Name:	Jeff Tognoni
Title:	Chief Executive Officer